EXHIBIT 2.1

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

between

NJR CLEAN ENERGY VENTURES II CORPORATION,

as Seller,

and

SRIV PARTNERSHIP, LLC,

as Buyer

dated as of

November 21, 2018

i

3.22	Bankruptcy	26
3.23	Employees; Benefit Plan Liabilities	26
3.24	Regulatory Status	26
3.25	Tax Matters	27
3.26	Affiliate Transactions	29
3.27	Disclosures	29
3.28	Disclaimer	30
3.29	Existing Credit Support	30
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER		30
4.1	Organization, Qualification and Corporate Power	30
4.2	Authority, Execution, Enforceability	30
4.3	No Conflict	31
4.4	Consents and Approvals	31
4.5	Brokers	31
4.6	Litigation and Claims	31
4.7	Not an Investment Company	32
4.8	Accredited Investor; Investment	32
4.9	Independent Investigation	32
4.10	Financing	32
4.11	CFIUS	32
ARTICLE V COVENANTS OF THE PARTIES		33
5.1	Access to Information	33
5.2	Confidentiality Obligations	33
5.3	Required Consents and Approvals	34
5.4	Actions Pending Closing	35
5.5	Insurance	37
5.6	Real Property Interests	37
5.7	Condemnation; Casualty	38
5.8	Records	39
5.9	Removal of Name	39
5.10	Ringer Hill Interconnection True-Up and Contractor Payment	40
5.11	Termination of Intercompany Arrangements; Credit Support	40
5.12	Exclusivity	40
5.13	Release	41

5.14	Financing Assistance	41
5.15	Further Assurances	42
5.16	Estoppels	42
5.17	ProjectCo and Seller Bank Accounts	42
5.18	Warranty Inspections	43
ARTICLE VI CLOSING CONDITIONS		43
6.1	Conditions to Obligations of Buyer	43
6.2	Conditions to Obligations of Seller	45
6.3	Conditions Satisfied or Waived	46
ARTICLE VII TERMINATION		47
7.1	Termination	47
7.2	Effect of Termination	47
ARTICLE VIII TAX MATTERS		48
8.1	Filing of Tax Returns	48
8.2	Allocation of Certain Taxes	49
8.3	Carryovers, Refunds, and Related Matters	49
8.4	Audits	50
8.5	Purchase Price Allocation	50
8.6	Transfer Taxes	50
ARTICLE IX INDEMNIFICATION		50
9.1	Seller’s Indemnification of Buyer	50
9.2	Buyer’s Indemnification of Seller	52
9.3	Exclusive Remedy	53
9.4	Insurance Recoveries	53
9.5	Tax Treatment	53
9.6	Reliance	53
9.7	Limitation on Indemnification	54
9.8	Limitation on Losses	54
9.9	Mitigation	54
9.10	Procedure for Indemnification	55
ARTICLE X MISCELLANEOUS		56
10.1	Exhibits and Schedules	56
10.2	Expenses	56
10.3	Notices	57

10.4	Entire Agreement	58
10.5	Amendments and Waivers	58
10.6	Assignment	58
10.7	Confidentiality of this Agreement	58
10.8	Press Releases	58
10.9	Counterparts	58
10.10	Specific Performance	58
10.11	Executive Dispute Resolution	59
10.12	Governing Law; Consent to Jurisdiction and Venue; Waiver of Jury Trial	59
10.13	Binding Effect	59
10.14	No Third-Party Beneficiaries	59
10.15	Severability	60
10.16	Disclosure Generally	60

EXHIBITS

Exhibit A	Form of Seller Parent Guaranty

Exhibit B	Form of Assignment of Membership Interests

Exhibit C	Form of Non-Foreign Certificate

Exhibit D	Form of Landowner Estoppel

v

DISCLOSURE SCHEDULES

Disclosure Schedule 1.1	Current Assets and Current Liabilities
Disclosure Schedule 1.2	Existing Credit Support
Disclosure Schedule 1.3	Part 1-Seller Persons with Knowledge
Part 2-Buyer Persons with Knowledge
Disclosure Schedule 1.4	Permitted Equity Liens
Disclosure Schedule 1.5	Permitted Liens
Disclosure Schedule 1.6	Real Property Documents
Disclosure Schedule 1.7	Surveys
Disclosure Schedule 1.8	Title Reports
Disclosure Schedule 3.3	No Conflict
Disclosure Schedule 3.5	Capitalization of ProjectCos
Disclosure Schedule 3.6	Seller’s Required Consents
Disclosure Schedule 3.8	Litigation and Claims
Disclosure Schedule 3.9	Compliance With Laws
Disclosure Schedule 3.10	Permits
Disclosure Schedule 3.11(a)	Real Property Interests
Disclosure Schedule 3.11(b)	Grants of Real Property Rights
Disclosure Schedule 3.11(e)	Ownership of ProjectCos
Disclosure Schedule 3.11(f)	ProjectCos’ Tangible Property other than Real Property
Disclosure Schedule 3.12(d)	Environmental Permits
Disclosure Schedule 3.13	Material Contracts
Disclosure Schedule 3.15(b)	Absence of Undisclosed Liabilities
Disclosure Schedule 3.16	Absence of Changes
Disclosure Schedule 3.20	Bank Accounts
Disclosure Schedule 3.21	Insurance
Disclosure Schedule 3.24(b)	Projects that are QFs
Disclosure Schedule 3.24(c)	ProjectCos that are EWGs
Disclosure Schedule 3.25(q)	Tax Matters - Project Placed in Services Dates
Disclosure Schedule 3.25(r)	Tax Matters - Dates on Which Project Claimed PTCs
Disclosure Schedule 3.26	Affiliate Transactions
Disclosure Schedule 3.29	Existing Credit Support
Disclosure Schedule 4.4	Buyer’s Required Consents
Disclosure Schedule 5.4	Actions Pending Closing
Disclosure Schedule 5.16	Estoppels

ANNEX

Annex I	Thumb Drive of Data Site

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is entered into as of November 21, 2018 (the “Execution Date”), by and between NJR Clean Energy Ventures II Corporation, a New Jersey corporation (“Seller”), and SRIV Partnership, LLC, a Delaware limited liability company (“Buyer”). Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

A. Seller owns all of the equity interests (the “Membership Interests”) in the following entities:

(i) Alexander Wind Farm, LLC, a Delaware limited liability company (“Alexander ProjectCo”), which owns a 50.7 megawatt wind power generation facility, located in Rush County, Kansas (the “Alexander Project”);

(ii) Carroll Area Wind Farm, LLC, an Iowa limited liability company (“Carroll ProjectCo”), which owns a 20 megawatt wind power generation facility located in Carroll County, Iowa (the “Carroll Project”);

(iii) Medicine Bow Wind, LLC, a Delaware limited liability company (“Medicine Bow ProjectCo”), which owns a 6.39 megawatt wind power generation facility, located in Carbon County, Wyoming (the “Medicine Bow Project”); and

(iv) Ringer Hill Wind, LLC, a Delaware limited liability company, (“Ringer Hill ProjectCo”), which owns a 39.9 megawatt wind power generation facility, located in Somerset County, Pennsylvania (the “Ringer Hill Project”);

Alexander ProjectCo, Carroll ProjectCo, Medicine Bow ProjectCo and Ringer Hill ProjectCo are individually herein called a “ProjectCo” and collectively the “ProjectCos”; and the Alexander Project, the Carroll Project, the Medicine Bow Project and the Ringer Hill Project are individually herein called a “Project” and collectively the “Projects.”

B. Seller desires to sell the Membership Interests to Buyer, and Buyer desires to purchase the Membership Interests from Seller, subject to the terms and conditions of this Agreement.

C. In order to induce Buyer to enter into and consummate the transactions contemplated by this Agreement, concurrently herewith, New Jersey Resources Corporation, a New Jersey corporation and the indirect owner of one hundred percent (100%) of the equity interest of Seller, is entering into that certain guaranty in favor of Buyer, in the form attached hereto as Exhibit A (the “Seller Parent Guaranty”).

D. Concurrently herewith, Buyer has delivered, or caused to be delivered, to Seller the Buyer Parent Guaranty.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth, and for good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. As used in this Agreement, the following defined terms have the meanings indicated below:

“Adjusted Purchase Price” is defined in Section 2.2(a).

“Affiliate” of a specified Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person, means the possession of the power to direct the management or policies of the specified Person, directly or indirectly, whether through the ownership of voting securities, partnership or limited liability company interests, by contract or otherwise provided that the ProjectCos shall be deemed not to be an Affiliate of either Seller or Buyer, except to the extent expressly set forth herein.

“Agreement” is defined in the introductory paragraph.

“Alexander Project” is defined in the Recitals.

“Alexander ProjectCo” is defined in the Recitals.

“Assets” means, with respect to any Person, all right, title and interest of such Person in land, properties, buildings, improvements, fixtures, foundations, assets and rights of any kind, whether tangible or intangible, real, personal or mixed, including Contracts, leases, easements, equipment, systems, books, data, reports, studies and records, proprietary rights, intellectual property, Permits, rights under or pursuant to all warranties, representations and guarantees, cash, accounts receivable, deposits and prepaid expenses.

“Assignment of Membership Interests” is defined in Section 6.1(i)(i).

“Balance Sheet Date” is defined in Section 3.15(a).

“Base Purchase Price” is defined in Section 2.2(a).

“Benefit Plan” means “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, or other pension, bonus, profit sharing, stock option or other agreement or arrangement providing for employee remuneration or benefits, including a “multiemployer plan,” as that term is defined in Section 4001(a)(3) of ERISA.

“Business Day” means a day of the year that is not a Saturday, a Sunday or a day on which banks are authorized or required to be closed for business in the State of New York.

“Buyer” is defined in the introductory paragraph.

“Buyer Fundamental Representations” means the representations and warranties of Buyer set forth in Section 4.1, 4.2, 4.3(a) and 4.5.

“Buyer Indemnified Parties” means Buyer, its Affiliates and their respective shareholders, members, managers, officers, directors, employees, representatives, agents and attorneys.

“Buyer Non-Fundamental Representations” means the representations and warranties of Buyer in Article IV other than the Buyer Fundamental Representations.

“Buyer Parent Guaranty” means the guarantee by Skyline Renewables LLC to Seller being executed and delivered together with the execution and delivery of this Agreement.

“Buyer’s Required Consents” is defined in Section 4.4.

“Cap” is defined in Section 9.1(b)(iv).

“Carroll Project” is defined in the Recitals.

“Carroll ProjectCo” is defined in the Recitals.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Change in Tax Law” means (a) any change in or amendment to the Code or another applicable federal income tax statute, (b) any change in, or issuance of, or promulgation of any temporary or final Treasury Regulations promulgated thereunder that results in any change to the interpretation of the Code or existing Treasury Regulations, (c) any published IRS guidance, notice, announcement, revenue ruling or revenue procedure, any technical advice memorandum, examination, directive or similar authority issued by the IRS Large Business and International division, and any published advice, advisory, or legal memorandum issued by IRS Chief Counsel, that applies, advances or articulates a new or different interpretation or analysis of any provision of the Code, any other applicable federal tax statute, any temporary or final Treasury Regulations promulgated thereunder, or any proposed Treasury Regulation promulgated thereunder if the interpretation or analysis of such proposed Treasury Regulation would apply prior to the issuance of the related final Treasury Regulation, or (d) any change in the interpretation of the Code or Treasury Regulations by a decision of the U.S. Tax Court, the U.S. Court of Federal Claims, a U.S. District Court, a U.S. Court of Appeals or the U.S. Supreme Court, that applies, advances or articulates a new or different interpretation or analysis of federal income tax law, in each case which is enacted, promulgated or issued, as applicable, prior to the Closing Date, that materially adversely affects the federal income tax consequences of, and the ability to claim, PTC credits.

“Closing” is defined in Section 2.3.

“Closing Date” is defined in Section 2.3.

“Closing Indebtedness” means, as of 11:59 p.m. Eastern Time on the Closing Date, the Indebtedness of the ProjectCos calculated in accordance with GAAP, as historically applied by Seller and the ProjectCos, excluding any Current Liabilities (Adjusted) included in the calculation of Net Working Capital (Adjusted).

“Closing Statement” is defined in Section 2.4(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts” means efforts which are designed to enable a Party, directly or indirectly, to satisfy a condition to, or to otherwise assist in the consummation of, the Transaction or to assist in the performance of that Party’s obligations under this Agreement and which do not require that Party to expend any funds or assume liabilities other than expenditures or liabilities which are reasonable in nature and amount in the context of such transactions or obligations or, where applicable, usual commercial practice.

“Confidential Information” means any information, provided or disclosed by one of the Parties or its Related Persons (the “Disclosing Party”) to the other Party or its Related Persons (the “Receiving Party”), in the following forms (a) written, graphic, machine-readable or any other tangible media, including without limitation, data, designs, memoranda, models, prototypes, hardware, tools or tooling technology; or (b) intangible media, including without limitation, originally disclosed orally or by way of observation. Confidential Information shall not include information that (i) was in the public domain prior to receipt thereof by the Receiving Party or which subsequently becomes part of the public domain by publication or otherwise other than by a wrongful act of the Receiving Party or any agent, recipient or Affiliate of the Receiving Party; (ii) was lawfully in the Receiving Party’s possession prior to receipt thereof from the Disclosing Party through no breach of any confidentiality obligation; (iii) was received by the Receiving Party from a third party having no obligation of confidentiality with respect thereto and which delivery was not in violation of any legal rights of the Disclosing Party; or (iv) was developed independently by the Receiving Party providing it is not developed from, does not include, use, refer to, or rely upon otherwise confidential information of the Disclosing Party.

“Confidentiality Agreement” means that certain non-disclosure letter agreement, dated April 2, 2018, by and between Skyline Renewables LLC and NJR Clean Energy Ventures Corporation.

“Contract” means any written or oral agreement, lease, license, option, guaranty, warranty, right of way, evidence of indebtedness, note, bond, mortgage, indenture, security agreement, purchase order, binding bid, letter of credit, advance, loan or other contract, commitment or undertaking of any kind, including all amendments thereto; provided, that “Contract” shall not include any Permit.

“Current Assets (Adjusted)” means, with respect to a ProjectCo, as of 11:59 p.m. Eastern Time on the Closing Date, those specific line items set forth in Disclosure Schedule 1.1 that are included in current assets on the applicable balance sheet of such ProjectCo and not any other line items included in its current assets, calculated in accordance with GAAP, as historically applied by Seller and such ProjectCo.

“Current Liabilities (Adjusted)” means, with respect to a ProjectCo, as of 11:59 p.m. Eastern Time on the Closing Date, those specific line items set forth in Disclosure Schedule 1.1 that are included in current liabilities on the applicable balance sheet of such ProjectCo and not any other line items included in its current assets, calculated in accordance with GAAP, as historically applied by Seller and such ProjectCo.

“Daily Ticking Fee” means, as applicable, (i) $8,022.00, if the Closing occurs on or prior to December 31, 2018 or (ii) $18,000, if the Closing occurs on or after January 1, 2019.

“Data Site” means the online electronic data room provided by Seller in respect of the transactions contemplated by this Agreement as it existed at 5:00 (Eastern Standard Time) one (1) Business Day prior to the Execution Date, a copy of which has been saved in electronic, non-alterable, write protected and read-only form on the thumb drive accompanying this Agreement at Annex I.

“De Minimis” is defined in Section 9.1(b)(ii).

“Deductible” is defined in Section 9.1(b)(iii).

“Disclosing Party” is defined in the definition of Confidential Information.

“Disclosure Schedules” means each disclosure schedule attached to, and dated as of the date of, this Agreement, as such Disclosure Schedules may be updated from time to time in accordance with Section 5.17.

“Effective Time” is defined in Section 2.3.

“Environmental Laws” means any Law or Order relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment (including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, investigation, remediation transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or solid or hazardous wastes, including the Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Occupational Safety and Health Act, Toxic Substances Control Act, Clean Air Act, Endangered Species Act, Bald and Golden Eagle Protection Act, Migratory Bird Treaty Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Hazardous Materials Transportation Act, the Comprehensive Environmental Cleanup and Responsibility Act, and all other analogues or related Laws currently in effect (including implementing regulations promulgated pursuant thereto) of any Governmental Authority having jurisdiction over the Project addressing pollution control, the environment, wildlife, plants, natural resources or human health.

“Environmental Permits” is defined in Section 3.12(d).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Estimated Closing Indebtedness” is defined in Section 2.2(b).

“Estimated Closing Statement” is defined in Section 2.2(b).

“Estimated Net Working Capital” is defined in Section 2.2(b).

“Estimated Purchase Price” is defined in Section 2.2(b).

“EWG” means an “exempt wholesale generator” under Section 1262 of PUHCA and the implementing regulations of FERC.

“Execution Date” is defined in the introductory paragraph.

“Existing Credit Support” means the bonds, guarantees, letters of credit, cash deposits, and other amounts, obligations or instruments furnished by Seller or an Affiliate of Seller for the benefit of a ProjectCo or a Project set forth in Disclosure Schedule 1.2.

“FERC” means the Federal Energy Regulatory Commission, or any successor agency.

“FERC 203 Approval” is defined in Section 5.3(c).

“Final Calculations” is defined in Section 2.4(b).

“Final Purchase Price” is defined in Section 2.4(c).

“Final Settlement Date” is defined in Section 2.4(c).

“Financial Statements” is defined in Section 3.15(a).

“Financing” is defined in Section 5.14(a).

“FPA” means the Federal Power Act, as amended, and the regulations of the FERC thereunder.

“GAAP” means United States generally accepted accounting principles in effect at any specified time, consistently applied.

“Governmental Authority” means any domestic, foreign, multi-national, national, federal, state, provincial or local government, any political subdivision thereof or any other governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, body, agency, department, bureau or entity, or any arbitrator with authority to bind a Party at law, including (for the avoidance of doubt) any independent system operator, regional transmission organization or the North American Electric Reliability Corporation.

“Governmental Official” means any official, employee or representative of any Government Authority.

“High Point Substation” means those certain 115 kV electrical interconnection facilities consisting of power circuit breakers, group operated horn gap air switches, disconnect switches, station service transformer, carrier current air core line-trap, capacitor voltage transformers, coupled tuning unit, control house, relays, security camera system, high security fence, grounding system, lighting system, lightning protection system, surge arrestors, seamless bus conductors, cables, terminal connectors, bus supports, connectors, clamps, insulators, structural and tubular steel, cable trench, conduits, hand holes, enclosures, foundations, reinforcing steel , and stone, and such other facilities as approved by the Federal Energy Regulatory Commission in Docket Number ER14-1437-000 and PJM Service Agreement Number 3771 (relating to PJM Interconnection Queue Position Y1-033).

“HSR Act” means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business and which are not past due, (d) all obligations of such Person under leases which are or should be, in accordance with GAAP, consistently applied, recorded as capital leases in respect of which such Person is liable, (e) all deferred obligations of such Person to reimburse any bank or other Person in respect of amounts paid or advanced under a letter of credit or other similar instrument, (f) all obligations of such Person arising under any conditional sale or retention agreement with respect to acquired property, (g) all obligations of the type set forth in clauses (a)-(f) of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, and (h) all obligations of the type set forth in clauses (a)-(f) of others guaranteed directly or indirectly by such Person or as to which such Person has an obligation substantially the economic equivalent of a guarantee.

“Indemnified Party” means the Persons claiming indemnification under Article IX.

“Indemnifying Party” means the Party against whom indemnification claims are made under Article IX.

“Independent Accounting Firm” means a nationally recognized, independent accounting firm mutually agreed upon and appointed by the Parties for the purposes of this Agreement; it being understood that any “Big 4” accounting firm is acceptable to either party unless either party has a material conflict with using any such firm.

“Intellectual Property” means patents, patent applications and proprietary rights in inventions; trademarks and service marks, and registrations and applications for registration therefor; trade names; trade secrets; and copyrights and registrations and applications for registration therefor.

“Intercompany Agreement” is defined in Section 3.26.

“ITC” means the energy credit under Section 48 of the Code.

“Knowledge” (a) with respect to Seller, means the actual knowledge of the individuals listed in Disclosure Schedule 1.3 (Part 1) after reasonable inquiry with direct reports involved with the Projects, and (b) with respect to Buyer, means the actual knowledge of the individuals listed in Disclosure Schedule 1.3 (Part 2) after reasonable inquiry with direct reports involved with the Transaction.

“Law” means any applicable statute, constitution, common law, treaty, rule, code, ordinance, regulation, governmental approval, interpretation, legally enforceable requirements imposed under any mandatory guidance document, certificate or order of any Governmental Authority, or any judgment, decision, decree, injunction, Order or the like of any court, arbitrator or other Governmental Authority currently in effect.

“Liability” means any liability, obligation, expense, claim, loss, Lien, damage, Indebtedness, principal, interest, penalty, guaranty or endorsement of or by any Person, whether absolute or contingent, known or unknown, accrued or unaccrued, fixed or otherwise due or to become due, liquidated or unliquidated.

“Lien” means any mortgage, lien, claim, pledge, option, charge, easement, security interest, conditional sales agreement, or encumbrance, including any restriction on voting, transfer, receipt of income, or exercise of any other attribute of ownership, whether voluntarily incurred or arising by operation of Law, and includes any agreement to give any of the foregoing in the future, and any subsequent sale or other title retention agreement or lease in the nature thereof.

“Long Stop Date” means March 31, 2019.

“Losses” means all demands, suits, penalties, obligations, damages, claims, losses, Liabilities, payments, costs and expenses, including reasonable legal, accounting and other expenses in connection therewith and costs and expenses incurred in connection with investigations and settlement proceedings whether involving claims solely between the Parties or by a third party against a Party; provided, that Losses shall not include any of the types of damages described in Section 9.8.

“made available” means, with respect to documents or information “made available” to Buyer, that such document or information is made available to Buyer in the Data Site on or prior to the Execution Date.

“Material Adverse Effect” means (i) any event, circumstance or condition materially impairing or delaying a Party’s authority, right, or ability to perform its obligations hereunder or to consummate the Transaction without penalty; or (ii) any change (or changes taken together) in, or effect on, any of the Alexander Project, the Carroll Project or the Ringer Hill Project, individually, the ProjectCos collectively or the Projects collectively, that is or would reasonably be expected to be materially adverse to the business, assets, operations, prospects, condition (financial or otherwise), liabilities, ownership or physical condition, as applicable, of any of the Alexander Project, the Carroll Project or the Ringer Hill Project, individually, or the ProjectCos collectively or the Projects collectively, taken as a whole; provided, that, with respect to clause (ii) only, none of the following shall be deemed to constitute, and shall not be taken into account in determining the occurrence of, a Material Adverse Effect: (A) the entering into of this Agreement, the consummation of the Transaction, or the public announcement thereof, or any effect or change that results from the taking of any action required or specifically permitted pursuant to this Agreement, (B) any effect or change that results from any general change in the economy of the world, the United States or any region thereof, any general regulatory or general political conditions, any general change in currency exchange rates, any national or regional change with respect to wholesale or retail markets for electricity, (C) any effect or change that results from any unilateral action taken by Buyer or any of its Affiliates not contemplated by this Agreement or the Transaction, (D) acts or war, insurrection, sabotage or terrorism, (E) seasonal fluctuations in the revenues, earnings or other finance performance of any ProjectCo to the extent generally consistent with prior years, (F) any change in Laws, including any Change in Tax Laws; (G) any effect or change that results from any change in accounting requirements or principles imposed upon Seller by Law or GAAP, or the interpretation thereof, or (H) any casualty event with respect to any Project (any such casualty events will be handled exclusively pursuant to Section 5.7); provided, that, in the case of the foregoing clauses (B), (D), (F) or (G), such change or effect does not disproportionately affect a ProjectCo or a Project as compared to the effect on other companies engaged in the business of owning and operating wind energy electric generating facilities.

“Material Contract” means any of the following types of Contracts (other than Permits) to which a ProjectCo is a party or by which a ProjectCo is bound: (a) each Contract for the purchase, sale or delivery of energy, capacity or ancillary services or related attributes (including renewable or other certificates); (b) each interconnection Contract; (c) each Contract for the transmission of electricity; (d) any outstanding futures, swap, collar, put, call, floor, cap, option or other similar Contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in interest rates or the price of commodities, including electric power (in any form, including energy, capacity or ancillary services), emissions credits or securities; (e) each Contract which provides for aggregate future payments to or from a ProjectCo in excess of $50,000 in any calendar year; (f) each Contract under which a ProjectCo is obligated to sell or lease real or personal property (other than sales of electric energy in the ordinary course of business) having a value in excess of $50,000; (g) each Contract under which a ProjectCo has (x) created, incurred, assumed or guaranteed any outstanding indebtedness other than trade payables in the ordinary course, (y) granted a Lien (other than a Permitted Lien) on its assets, whether tangible or intangible, or (z) extended credit to any Person in an amount in excess of $50,000 of committed credit, other than accounts receivable in the ordinary course; (h) all Contracts with Seller or an Affiliate of Seller, or any of its or their officers, directors or employees; (i) each partnership, joint venture or limited liability company agreement, or other Contract establishing any joint venture, strategic alliance or other similar collaboration; (j) each Contract giving any ProjectCo the right to acquire directly or indirectly an ownership interest in, or subjecting such ProjectCo to any obligation or requirement to provide for or to make any investment in, any Person; (k) each Contract containing covenants of a ProjectCo not to compete or other covenants restricting or purporting to restrict the right of such ProjectCo or its Affiliates to engage in any line of business, acquire any property, develop or distribute any product, provide any service (including geographic restrictions) or to compete with any Person, in any market, field or territory, and any Contract granting in favor of any Person “most favored nation” or similar status; (l) each Real Property Document; (m) all bonds, guarantees, letters of credit, cash deposits, and other amounts, obligations or instruments furnished by Seller or an Affiliate of Seller for the benefit of a ProjectCo or a Project (including, for the avoidance of doubt, all Existing Credit Support); (n) any construction contract, turbine or other major equipment supply contract, operations agreement, maintenance agreement, energy management agreement, or asset management agreement; (o) any Contract with a Governmental Authority; (p) any collective bargaining agreements and any Contracts relating to employment, retention bonus, severance, termination or similar compensation, in all cases to which a ProjectCo is a party or which set forth terms and conditions of employment of any individual performing services, whether as an employee or independent contractor, in respect of any ProjectCo; and (q) any Contract evidencing settlement of litigation with outstanding Liabilities or obligations.

“Medicine Bow Project” is defined in the Recitals.

“Medicine Bow ProjectCo” is defined in the Recitals.

“Membership Interests” is defined in the Recitals.

“Net Working Capital (Adjusted)” means, with respect to the applicable ProjectCo, such ProjectCo’s Current Assets (Adjusted) minus its Current Liabilities (Adjusted), excluding any Indebtedness included in the calculation of Closing Indebtedness.

“New Accounts” is defined in Section 5.17.

“New Exceptions” is defined in Section 5.6(b).

“Notice of Dispute” is defined in Section 2.4(b).

“Objections” is defined in Section 5.6(d).

“Order” means any order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, writ, or award issued, made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority or any arbitrator or arbitration panel.

“Organizational Documents” means, as to any Person other than a natural person, the charter, certificate of incorporation, formation or organization, bylaws or operating agreement, and other applicable organizational documents of such Person, including, with respect to a limited liability company, any limited liability company agreement or similar document.

“Party” and “Parties” have the meaning specified in the introductory paragraph.

“Payoff Letters” is defined in Section 6.1(i)(v).

“Permits” means permits, licenses, authorizations, approvals, filings, notices, registrations, rights and similar consents granted by any Governmental Authority.

“Permitted Equity Liens” means, with respect to the Membership Interests, (a) Liens created by the act of Buyer, (b) any restriction on the sale, transfer, pledge, or other disposition of securities under the Securities Act of 1933, as amended, or any other Law relating to securities (c) Liens arising under a ProjectCo’s Organizational Documents, and (d) as of any time prior to the Closing hereunder, any Liens which are discharged in full before or at the Closing and which are set forth in Disclosure Schedule 1.4.

“Permitted Liens” means (a) Liens for Taxes not yet due, (b) Liens for Taxes being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (c) non-monetary Liens incurred by a ProjectCo in the ordinary course of business, which individually or in the aggregate with other Liens (i) do not currently present any risk of sale of the property interests subject to the Liens, (ii) do not materially and adversely affect the value or marketability of the assets of any ProjectCo, or cause any of the assets of a ProjectCo to be unmarketable, and (iii) will not interfere with the construction, operation or maintenance of any Project, (d) Liens which are set forth in any Permit or Material Contract, and Liens reflected in the Title Reports, provided that there is no default on the part of Seller or a ProjectCo under any such Lien or with respect to the instrument giving rise to such Lien, (e) as of any time prior to the Closing, any Liens which are discharged in full before or at the Closing and which are set forth in Disclosure Schedule 1.5, (f) any other Liens created or permitted with the advance written consent of Buyer in its reasonable discretion, (g) any statutory Lien arising in the ordinary course of business by operation of Law with respect to a Liability that is not yet due or delinquent and for which the underlying obligations have been disclosed to Buyer, (h) zoning and other land use restrictions that do not restrict or interfere with the operation of any Project as currently operated which are not violated by the current use or occupancy of the real property or operation of any Project.

“Person” means any individual, corporation, company, partnership, limited partnership, joint venture, syndicate, sole proprietorship, association, joint stock company, trust, trustee, executor, administrator or other legal personal representative, limited liability company, unincorporated organization, Governmental Authority or any other form of entity.

“Post-Closing Period” is defined in Section 8.2(b).

“Pre-Closing Period” is defined in Section 8.1(b).

“Project” and “Projects” are defined in the Recitals.

“ProjectCo” and “ProjectCos” are defined in the Recitals.

“ProjectCo Released Parties” is defined in Section 5.13(a).

“ProjectCo Releasing Parties” is defined in Section 5.13(b).

“Proposal” is defined in Section 5.12.

“Proposed Change in Tax Law” means any federal income tax legislation that, on or before the Closing Date, is either (a) enacted or passed by either house in Congress or (b) included in a bill reported out of the House Ways and Means Committee or Senate Finance Committee; and in each case that (i) is reasonably likely to be enacted into law; and (ii) could materially adversely affect the benefits of the PTCs that Buyer intends to claim as a result of the transactions contemplated by this Agreement.

“Prudent Industry Practices” means those practices, methods, standards and acts engaged in or approved by a significant portion of the wind power industry for similar wind generation facilities in the United States of comparable type, size and complexity to the applicable Project that, at a particular time, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, would have been expected to accomplish the desired result in a manner consistent with applicable Laws, safety, environmental protection, economy and expedition. Prudent Industry Practices are not necessarily defined as the optimal standard practice method or act to the exclusion of others, but rather refer to a range of action reasonable under the circumstances.

“PTC” means the energy credit under Section 45 of the Code.

“PUHCA” means the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 1645 et seq. (2006) and the regulations of the FERC hereunder at 18 C.F.R. §§ 366.1, et seq. (2012).

“QF” means a “qualifying small power production facility” as defined in Section 3(17)(C) of the FPA.

“Real Property Documents” means the leases and easements listed in Disclosure Schedule 1.6.

“Real Property Interests” is defined in Section 3.11(a).

“Receiving Party” is defined in the definition of Confidential Information.

“Records” means the books and records of each ProjectCo.

“Related Persons” means, with respect to any Person, any Affiliates of such Person or any their respective officers, directors, employees, principals, attorneys-in-fact, agents, or other representatives.

“Replacement Credit Support” means bonds, guarantees, letters of credit, cash deposits, and other amounts, obligations or instruments to be furnished by Buyer at Closing sufficient to replace and obtain the release of the Existing Credit Support.

“Ringer Hill Project” is defined in the Recitals.

“Ringer Hill ProjectCo” is defined in the Recitals.

“Ringer Hill Refund” is defined in Section 5.10.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” is defined in the introductory paragraph.

“Seller Fundamental Representations” means the representations and warranties of Seller set forth in Section 3.1, 3.2, 3.3(a), 3.4, 3.5 and 3.7.

“Seller Indemnified Parties” means Seller and its Affiliates and their shareholders, members, managers, officers, directors employees, representatives, agents, and attorneys.

“Seller Non-Fundamental Representations” means the representations and warranties of Seller in Article III other than the Seller Fundamental Representations.

“Seller Parent Guaranty” is defined in the Recitals.

“Seller Released Parties” is defined in Section 5.13(b).

“Seller Releasing Parties” is defined in Section 5.13(a).

“Seller’s Required Consents” is defined in Section 3.6.

“Submission” is defined in Section 2.4(c).

“Surveys” means the surveys of the Projects set forth in Disclosure Schedule 1.7 which have been made available to Buyer.

“Target Net Working Capital” means $0.

“Tax” or “Taxes” means all U.S. federal, state, local, municipal or non-U.S. income, profits, capital, gross receipts, windfall profits, occupational, severance, property, production, sales, use, license, excise, franchise, employment, unemployment insurance, social security, disability, workers’ compensation, withholding, transfer, payroll, goods and services, real and personal property, ad valorem, occupancy, stamp, value-added or minimum tax, or any other tax, custom, duty, governmental fee, or other like assessment or charge of any kind whatsoever in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority; and any liability for the payment of amounts with respect to payment of a type described in the preceding clause, including as a result of being a member of an affiliated, consolidated, combined or unitary group, as a result of succeeding to such liability as a result of merger, conversion or asset transfer or as a result of any obligation under any tax sharing arrangement or tax indemnity agreement.

“Tax Refund” is defined in Section 8.3(a).

“Tax Return” or “Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Title Policies” is defined in Section 5.6(f).

“Title Reports” means the title policies and title commitments set forth in Disclosure Schedule 1.8 which have been made available to Buyer.

“Title Report Updates” is defined in Section 5.6(b).

“Transaction” means the transactions contemplated by this Agreement.

“Transfer Taxes” means any and all sales, use, real property transfer, recording, documentary, stamp, stock, conveyance, and similar Taxes incurred in connection with the execution, delivery or performance of obligations under the agreement (excluding income Taxes).

1.2 Rules of Usage. The rules of usage for this Agreement are as follows:

(a) The terms defined above in Section 1.1 have the meanings set forth above for all purposes, and such meanings are equally applicable to both the singular and plural forms of the terms defined.

(b) “Include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import.

(c) “Writing,” “written” and comparable terms refer to printing, typing, and other means of reproducing in a visible form.

(d) Any agreement, instrument or document, or Law defined or referred to means such agreement, instrument or document, or Law as from time to time amended, modified, supplemented and/or restated, including (in the case of agreements or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein.

(e) References to a Person are also to its successors and permitted assigns.

(f) Any term defined in this Agreement by reference to any agreement or instrument has such meaning whether or not such agreement or instrument is in effect.

(g) “Hereof,” “herein,” “hereunder,” “herewith” and comparable terms refer, unless otherwise expressly indicated, to this entire Agreement and not to any particular article, section or other subdivision hereof or attachment hereto. References to the introductory paragraph, Recitals, Articles, Sections, Annexes, Exhibits and Disclosure Schedules shall be deemed to be references to such parts of this Agreement unless the context otherwise requires. Such references are for convenience only and do not, nor do their titles, affect the interpretation of this Agreement. All references to exhibits, appendices or schedules in any other agreement are to exhibits, appendices or schedules attached to such agreement.

(h) References to any gender include, unless the context otherwise requires, references to all genders.

(i) The use of the word “or” is not intended to be exclusive unless expressly indicated otherwise.

(j) “Shall” and “will” mean “must”, and shall and will have equal force and effect and express an obligation.

(k) References to “$” or to “dollars” shall mean the lawful currency of the United States of America.

(l) Except as otherwise provided, whenever the consent or approval of a Party is specifically required hereunder as to any matter, such consent or approval shall be in writing.

(m) Any representation or warranty contained herein as to the enforceability of a Contract (including this Agreement) is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting the enforcement of creditors’ rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(n) Relative to the determination of any period of time, “from” means “including and after,” “to” means “to but excluding”, and “through” means “through and including”. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) means a reference to a calendar day or number of calendar days. Whenever any action must be taken hereunder on, by, or within a time period ending on, a day that is not a Business Day, then such action may be taken on or by the next day that is a Business Day.

ARTICLE II
PURCHASE AND SALE; PURCHASE PRICE; CLOSING

2.1 Purchase of Membership Interests. Subject to the terms and conditions of this Agreement, at the Closing Seller agrees to sell, transfer, assign, convey and deliver to Buyer, and Buyer agrees to purchase, acquire and accept from Seller, the Membership Interests, free and clear of all Liens other than Permitted Equity Liens.

2.2 Purchase Price.

(a) The purchase price for the Membership Interests shall be (i) the remainder of (x) $210,000,000 (the “Base Purchase Price”), less (y) the product of (A) the number of calendar days, inclusive, between July 1, 2018 and the Closing Date and (B) the Daily Ticking Fee, less (ii) the amount, if any, by which the Target Net Working Capital exceeds the Net Working Capital (Adjusted), plus (iii) the amount, if any, by which the Net Working Capital (Adjusted) exceeds the Target Net Working Capital, less (iv) the Closing Indebtedness (such amount, the “Adjusted Purchase Price”).

(b) No later than three (3) Business Days prior to the date on which the Closing is scheduled to occur, Seller shall deliver or cause to be delivered to Buyer a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of (i) the Net Working Capital (Adjusted) as of the Effective Time (such estimate, which may be positive or negative, the “Estimated Net Working Capital”), prepared in accordance with GAAP, as historically applied by Seller and the ProjectCos, and the applicable provisions of this Agreement, (ii) the Closing Indebtedness (such estimate, the “Estimated Closing Indebtedness”) and (iii) the Adjusted Purchase Price resulting therefrom (such estimate, the “Estimated Purchase Price”), together with materials showing in reasonable detail Seller’s support and computations for the amounts included in the Estimated Closing Statement and any necessary wire instructions. Buyer shall have an opportunity to review with representatives of Seller or the ProjectCos all or any part of the Estimated Closing Statement, such review to be reasonably prompt; provided, however, such review by Buyer shall in no event be a condition to Closing. Subject to the confidentiality provisions of Section 5.2, Seller shall provide Buyer and its representatives reasonable access, during normal business hours of the ProjectCos, to all personnel, books and records and work papers of the ProjectCos used in the preparation of the Estimated Closing Statement as reasonably requested by Buyer to assist with Buyer’s review of the Estimated Closing Statement. Seller shall consider any comments to the items or calculations included in the Estimated Closing Statement in good faith and Seller shall make such revisions to the Estimated Closing Statement as may be mutually agreed between Buyer and Seller but, absent such agreement, Seller’s reasonable, good faith determination of the Estimated Net Working Capital and Estimated Closing Indebtedness shall be final and binding for purposes of calculating the Estimated Purchase Price.

2.3 Closing. The closing of the purchase and sale of the Membership Interests as contemplated by this Agreement (the “Closing”) shall take place at the offices of Seller at 1415 Wyckoff Road, Wall, New Jersey 07719, on or about 10:00 a.m. (Eastern Time) on the date that is two (2) Business Days following the satisfaction or waiver by the appropriate Party of the conditions set forth in Article VI (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time and place (including by email exchange with appropriate documentary escrow arrangements) as the Parties may mutually agree. The “Closing Date” means the date on which the Closing occurs. The effective time of the Closing shall be at 11:59 p.m. Eastern Time on the Closing Date (the “Effective Time”). At Closing, Seller shall deliver or cause to be delivered to Buyer the documents identified in Section 6.1(f), and Buyer shall deliver (a) the Estimated Purchase Price to Seller, by wire transfer of immediately available funds to accounts designated by Seller, (b) the Estimated Closing Indebtedness, if any, to the holders of Closing Indebtedness in accordance with the Payoff Letters, if any, and (c) to Seller, the documents identified in Section 6.2(f). All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

2.4 Post-Closing Adjustment.

(a) Within 45 days after the Closing Date, Buyer shall cause to be prepared and delivered to Seller a statement (the “Closing Statement”), setting forth (i) the aggregate Net Working Capital (Adjusted) of the ProjectCos as of the Effective Time, which may be positive or negative, (ii) the Closing Indebtedness and (iii) the Adjusted Purchase Price resulting therefrom, together with materials showing in reasonable detail Buyer’s support and computations for the amounts included in the Closing Statement. The Closing Statement shall be prepared consistently with Disclosure Schedule 1.1, in accordance with GAAP, as historically applied by Seller and the ProjectCos, and the applicable provisions of this Agreement.

(b) Buyer shall provide Seller and its representatives with reasonable access during normal business hours to the relevant records, personnel and work papers of Buyer and the ProjectCos used to prepare the Closing Statement to assist in Seller’s review of the Closing Statement and Buyer’s proposed calculations of Net Working Capital (Adjusted), Closing Indebtedness and Adjusted Purchase Price set forth therein (collectively, the “Final Calculations”) as reasonably requested by Seller to assist with Seller’s review of the Closing Statement. If Seller disputes any of the Final Calculations as calculated by Buyer and set forth on the Closing Statement, within 30 days after Seller’s receipt of Buyer’s proposed Closing Statement and Final Calculations, Seller shall deliver to Buyer a written notice (a “Notice of Dispute”) setting forth in reasonable detail any changes or adjustments that Seller proposes to make to the Closing Statement or the Final Calculations. Seller’s failure to deliver a Notice of Dispute by the expiration of such 30 day period shall be deemed an acceptance by Seller of the Closing Statement and the Final Calculations as submitted by Buyer.

(c) In the event that Seller delivers to Buyer a Notice of Dispute, Buyer and Seller shall promptly consult and cooperate with each other in good faith with respect to the specified points of disagreement in an effort to resolve the dispute and upon such resolution, if any, any adjustments to the Closing Statement or Final Calculations shall be made as agreed upon by Seller and Buyer in writing. If any such dispute cannot be resolved by Buyer and Seller within 30 calendar days after Buyer receives the Notice of Dispute, Buyer and Seller shall jointly refer the dispute to the Independent Accounting Firm, as an expert to finally resolve, as soon as practicable, and in any event within 45 calendar days after such reference, all remaining points of disagreement stated in the Notice of Dispute with respect to the Final Calculations reflected on the Closing Statement. For purposes of making such determination, each of Seller and Buyer shall submit a proposed calculation of the Final Calculations and a written presentation in support of their respective calculations (each, a “Submission”). Each Party’s Submission must (i) in the case of Buyer, be consistent with (including as to the line items included and amounts stated for each line item) the Closing Statement and (ii) in the case of Seller, be consistent with the Notice of Dispute (including as to the line items included and amounts stated for each line item); provided, that the foregoing may be modified to the extent provided in any written agreement of Buyer and Seller to reflect the resolution of any dispute prior to submission to the Independent Accounting Firm. The Independent Accounting Firm (i) shall apply the terms of this Section 2.4, (ii) may not assign a value to any item greater than the highest value claimed for such item or less than the lowest value claimed for such item by either Buyer or Seller in such Party’s Submission, (iii) shall restrict its decision to such items included in the Notice of Dispute which are then in dispute, and (iv) subject to the immediately following sentence, may review only (x) the terms of this Agreement and (y) the Submissions of Buyer and Seller provided pursuant to the following sentence in resolving any matter which is in dispute. Buyer and Seller shall each furnish the Independent Accounting Firm with such work papers and other documents and information relating to the disputed issues as the Independent Accounting Firm shall request, and, subject to Section 5.2, shall provide copies to the other Party of any work papers, documents and information so furnished to the Independent Accounting Firm. Each of the Parties shall bear its own expenses in connection with producing its Submission and preparing and conducting the review by the Independent Accounting Firm; provided, that the fees and expenses of the Independent Accounting Firm incurred in connection with the review of the Closing Statement and the Final Calculations shall be allocated between Buyer and Seller by the Independent Accounting Firm in proportion to the extent either of such Parties did not prevail on items in dispute with respect to the Final Calculations reflected on the Closing Statement; provided, that such fees and expenses so allocated shall not include, so long as a Party complies with the procedures of this Section, the other Party’s outside counsel or accounting fees. All determinations by the Independent Accounting Firm shall be final, conclusive and binding with respect to the Final Calculations and the allocation of expert fees and expenses, in the absence of fraud or manifest error. The earliest to occur of (i) the date upon which an agreement between Buyer and Seller with respect to the Final Calculations is reached, (ii) 30 days following the date the Closing Statement is delivered, if Seller fails to deliver a Notice of Dispute by such date and (iii) receipt of the determination of the Independent Accounting Firm pursuant to this Section 2.4(c) is herein called the “Final Settlement Date.” The Adjusted Purchase Price calculated using the Net Working Capital (Adjusted) and Closing Indebtedness as finally determined pursuant to this Section 2.4 is referred to herein as the “Final Purchase Price.”

(d) If the Estimated Purchase Price is greater than the Final Purchase Price, then Seller shall pay to Buyer the amount of such difference, within ten (10) Business Days after the Final Settlement Date. If the Estimated Purchase Price is less than the Final Purchase Price, then Buyer shall pay to Seller the amount of such difference, within ten (10) Business Days after the Final Settlement Date. Unless otherwise agreed, payment shall be made by wire transfer in immediately available funds.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller makes the following representations and warranties to Buyer as of the Execution Date and as of the Closing Date (except to the extent a representation and warranty is specified as being given as of a specific date, in which case such representation and warranty shall be deemed to be made only as of such date):

3.1 Organization, Qualification and Corporate Power.

(a) Seller is a corporation organized, validly existing and in good standing under the laws of the State of New Jersey, and has all requisite corporate power and authority to carry on its business as now being conducted. Seller is duly qualified or licensed to do business in each jurisdiction in which the ownership of the Membership Interests makes such qualification or licensing necessary.

(b) Each ProjectCo is a limited liability company duly organized, validly existing and in good standing under the laws of its state of formation, and is duly licensed or qualified to transact business, and is in good standing in all states in which it conducts business or is otherwise required to be so duly licensed or qualified. Each ProjectCo has all requisite limited liability company power and authority to own, use and operate its Project.

3.2 Authority, Execution, Enforceability. Seller has the requisite power and authority to execute and deliver this Agreement and all other agreements, instruments and documents to be executed and delivered by Seller hereunder or in connection herewith, and to consummate the Transaction. The execution and delivery by Seller and the ProjectCos, as applicable, of this Agreement and all other agreements, instruments and documents to be executed and delivered by Seller or the ProjectCos hereunder or in connection herewith and the performance by each of Seller and the ProjectCos of its obligations hereunder and thereunder have been duly and validly authorized by all appropriate action in accordance with the organizational and governing documents of Seller and the ProjectCos (as applicable) and applicable Law. This Agreement and all other agreements, instruments and documents which have been executed and delivered by Seller or the ProjectCos hereunder or in connection herewith have been duly and validly executed and delivered by Seller and (as applicable) the ProjectCos and, assuming valid execution and delivery by Buyer or any other applicable unaffiliated counterparty, constitute the legal, valid and binding obligations of Seller enforceable against Seller in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to or affecting the enforcement of creditors’ rights and by general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

3.3 No Conflict. Subject to obtaining Seller’s Required Consents and Buyer providing the Replacement Credit Support, except as set forth in Disclosure Schedule 3.3, neither the execution and delivery by Seller of this Agreement or any other agreement, instrument or document to be executed and delivered by Seller hereunder or in connection herewith, nor its compliance with any provision hereof or thereof, nor its consummation of the Transaction will, directly or indirectly:

(a) violate, or conflict with, or result in a breach of any provisions of the Organizational Documents of Seller or any ProjectCo;

(b) result in a material default (or give rise to any right of termination, cancellation, or acceleration) under, or materially conflict with, any of the terms, conditions, or provisions of, any Material Contract, material Permit or other material obligation to which Seller or any ProjectCo is a party or by which the Membership Interests or any ProjectCo may be bound, except for such defaults (or rights of termination or acceleration) as to which requisite waivers or consents have been, or prior to the Closing will have been, obtained, or which would not, individually or in the aggregate, reasonably be expected to result in an adverse effect on any ProjectCo or any Project or Seller’s ability to perform its obligations under this Agreement;

(c) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Seller, any ProjectCo or any of their respective assets, in any material respect; or

(d) result in the creation of a Lien (other than a Permitted Lien) on the assets of any ProjectCo.

3.4 Ownership of Membership Interests. Seller owns beneficially and of record good title to the Membership Interests, free and clear of all Liens, except for Permitted Equity Liens. The Membership Interests have been validly issued and outstanding and are fully paid and nonassessable and were not issued in violation of the preemptive rights of any Person. There are no voting agreements with respect to the Membership Interests or other agreements restricting the right of Seller to sell, transfer, or otherwise dispose of the Membership Interests. This Agreement, together with the other documents executed and delivered at Closing by Seller, will be effective to transfer valid title to the Membership Interests to Buyer upon the Closing, free and clear of all Liens, other than Permitted Equity Liens.

3.5 Capitalization of ProjectCos. The Membership Interests constitute all of the membership interests and other equity interests in each ProjectCo. Except as provided in the applicable ProjectCo’s Organizational Documents or in Disclosure Schedule 3.5, (a) there are no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the Membership Interests pursuant to which any ProjectCo is or may become obligated to issue membership interests or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, equity interests of any ProjectCo; and (b) there are no outstanding agreements affecting or relating to the voting, issuance, purchase, redemption, repurchase or transfer of the Membership Interests or any securities convertible or exchangeable for the Membership Interests or any other securities of any ProjectCo.

3.6 Consents and Approvals. Except for the consent and approvals set forth in Disclosure Schedule 3.6 (the “Seller’s Required Consents”), no consent, approval or action of, filing with or notice to, any Governmental Authority or other Person on the part of Seller or any ProjectCo is required in connection with the execution, delivery, and performance of this Agreement or any other agreement, instrument or document to be executed and delivered by Seller or any ProjectCo hereunder or in connection herewith, or the consummation of the Transaction by Seller, except where the failure to obtain such consent or approval would not have, or would not reasonably be expected to have, an adverse effect on any ProjectCo or any Project.

3.7 Brokers. Except with respect to Marathon Capital, LLC, all negotiations relating to this Agreement and the Transaction on behalf of Seller have been carried on by Seller in such a manner as not to give rise to any valid claim against Buyer (by reason of any of Seller’s actions) or any ProjectCo for a brokerage commission, finder’s fee, or other like payment to any Person. Seller assumes full responsibility for all commissions, fees and other payments owed to Marathon Capital, LLC in connection with the services provided by it to Seller in connection with this Agreement and the Transaction, and none of such commissions, fees and other payments have been paid or incurred by any ProjectCo.

3.8 Litigation and Claims. Except as set forth in Disclosure Schedule 3.8, there is no claim, action, proceeding, or investigation pending against or, to Seller’s Knowledge, threatened against or relating to Seller (in respect of any ProjectCo or Project), the Membership Interests, or any ProjectCo or any ProjectCo’s assets by or before any Governmental Authority or other Person, which could, individually or in the aggregate, reasonably be expected to result, or has resulted, in (i) a material impairment of Seller’s ability to perform its obligations under this Agreement or to consummate the Transaction; or (ii) an adverse effect on any ProjectCo or any Project. There is no indemnity claim against or relating to Seller (in respect of any ProjectCo or Project) or any ProjectCo under any Contract to which any ProjectCo is a party that is pending or threatened in writing to Seller (or, to the Knowledge of Seller, otherwise) against or affecting any ProjectCo, its business or its properties or assets. Except as set forth in Disclosure Schedule 3.8, there is no unsatisfied judgment, penalty or award against Seller (in respect of any ProjectCo or Project) or any ProjectCo affecting its assets or properties. To Seller’s Knowledge, there is no proceeding or Liability that could be made, brought, asserted or initiated by any ProjectCo that will be released, acquitted or discharged pursuant to Section 5.13(b).

3.9 Compliance with Laws.

(a) Except as set forth in Disclosure Schedule 3.9, each ProjectCo and its ownership, operation, use and maintenance of its Project (i) is, and since January 1, 2015, has been, in compliance with all Laws and Orders except for such instances of noncompliance that individually or in the aggregate would not reasonably be expected to have an adverse effect on any ProjectCo or any Project and (ii) to Seller’s Knowledge, is, and since its date formation has been, in compliance with all Laws and Orders except for such instances of noncompliance that individually or in the aggregate would not reasonably be expected to have a material and adverse effect on any ProjectCo or any Project. Seller is in compliance with all Laws applicable to it, except to the extent that noncompliance could not reasonably be expected to restrain, enjoin, or otherwise prohibit or make illegal the Transaction. Neither Seller nor any ProjectCo has received any written notice regarding any material violation of, conflict with or failure to conduct its business in material compliance with any Law that has not been resolved. Seller is not making any representation or warranty in this Section with respect to any litigation, environmental or Tax matters as to any ProjectCo or its Project, and such matters are addressed exclusively in Sections 3.8, 3.12 and 3.25, respectively.

(b) Without limiting the generality of the foregoing Section 3.9(a), since January 1, 2015 (and to Seller’s Knowledge, at all times):

(i) Neither Seller nor any ProjectCo, nor any of their respective officers, directors, employees or agents, has (A) violated any provision of any applicable anti-bribery or anti-corruption law including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act 2010 or (B) directly or indirectly offered, paid, promised to pay, or authorized the offer, payment or promise of any advantage, financial or otherwise, or thing of value to any Governmental Official or to another party while knowing or having reason to know that all or a portion of such advantage or thing of value would be offered, given, or promised to a Governmental Official for the purposes of (I) (a) influencing any act or decision of such any Governmental Official in his or her official capacity or (b) rewarding the improper performance by any Person of its business or official activities; or (II) assisting Seller, any member of Seller or any ProjectCo in obtaining or retaining business or a business advantage for Seller, any member of Seller or any ProjectCo; and

(ii) Seller and each ProjectCo have complied with (A) all U.S. and applicable international economic and trade sanctions, including any sanctions or regulations administered and enforced by the U.S. Department of State, the U.S. Department of the Treasury (including the Office of Foreign Assets Control) and any executive orders, rules and regulations relating thereto, (B) all applicable Laws and Orders concerning exportation, including rules and regulations administered by the U.S. Department of Commerce, the U.S. Department of State or the Bureau of Customs and Border Protection of the U.S. Department of Homeland Security; and (C) any anti-boycott Laws and Orders, including any executive orders, rules and regulations. Neither Seller nor any ProjectCo has engaged in any dealings or transaction with any Person that is on the Office of Foreign Assets Control’s Specially Designated Nations and Blocked Persons List or on any other list of blocked persons maintained by the Office of Foreign Assets Control.

3.10 Permits.

(a) All material Permits necessary for the operation, ownership and maintenance of the Projects, the sale of electricity (and if any ProjectCo is then selling capacity or RECs, all material Permits necessary therefor, as applicable) therefrom, and the conduct of business as currently conducted by the ProjectCos are listed on Disclosure Schedule 3.10. Seller has provided Buyer true, correct and complete copies of all Permits listed on Disclosure Schedule 3.10.

(b) Except as set forth in Disclosure Schedule 3.10, (a) each such Permit is valid, binding and in full force and effect; (b) there are no proceedings pending against any ProjectCo or, to Seller’s Knowledge, threatened, which might reasonably be expected to result in the revocation or termination of any such Permit; and (c) no ProjectCo is, nor has it or Seller received any written notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) in any material respect under any Permit.

3.11 Property; Liens.

(a) Disclosure Schedule 3.11(a) sets forth all material real property interests owned or leased (or otherwise obtained or received, including by easement or other agreement) by each ProjectCo (collectively as to the applicable ProjectCo, the “Real Property Interests”). The Real Property Interests are free and clear of all Liens, except for Permitted Liens, arising by through or under any ProjectCo or Seller. The Real Property Interests are all of the real property necessary for operation of the Projects.

(b) Except as set forth on Disclosure Schedule 3.11(b) (i) the applicable ProjectCo has not (i) granted any assignment, lease, license, sublease, easement, concession or other agreement (written or oral) granting to any Person the right to possess, use or occupy the Real Property Interests or (ii) entered into or made any outstanding options, rights of first offer or rights of first refusal to purchase the Real Property Interests.

(c) Each ProjectCo has rights of ingress and egress with respect to its Project that are adequate for any reasonable purpose in connection with the operation and maintenance of such Project.

(d) No condemnation or appropriation proceedings are pending or, to Seller’s Knowledge threatened, against any of the Real Property Interests or any other assets of any ProjectCo.

(e) Except as otherwise set forth in Disclosure Schedule 3.11(e): (i) Alexander ProjectCo is the sole owner of the Alexander Project and has good title to or the right to use the tangible personal property and the Real Property Interests comprising the Alexander Project free and clear of all Liens other than Permitted Liens; (ii) Carroll ProjectCo is the sole owner of the Carroll Project and has good title to or the right to use the tangible personal property and the Real Property Interests comprising the Carroll Project free and clear of all Liens other than Permitted Liens; (iii) Medicine Bow ProjectCo is the sole owner of the Medicine Bow Project and has good title to or the right to use the tangible personal property and the Real Property Interests comprising the Medicine Bow Project free and clear of all Liens other than Permitted Liens; and (iv) Ringer Hill ProjectCo is the sole owner of the Ringer Hill Project and has good title to or the right to use the tangible personal property and the Real Property Interests comprising the Ringer Hill Project free and clear of all Liens other than Permitted Liens.

(f) Subject to planned or unplanned outages or disclosed legal or regulatory restrictions on any Project and except as set forth in Disclosure Schedule 3.11(f), the tangible personal property, equipment, fixture and improvements owned, leased, licensed or contracted by each ProjectCo (i) are in good working order and condition, ordinary wear and tear excepted, (ii) have been maintained in accordance with Prudent Industry Practices, and (iii) constitute all of the material tangible personal property, equipment, fixture and improvements that are required to operate, maintain, manage and service the respective businesses (including the Projects) of the ProjectCos as currently operated.

3.12 Environmental Matters.

(a) Except as set forth in Disclosure Schedule 3.12(d), (i) The ProjectCos are in compliance with all applicable Environmental Laws in all material respects, and (ii) since January 1, 2015 (and, to Seller’s Knowledge, at all times since its respective date of formation), none of the ProjectCos has caused a “release” of a “hazardous substance” (as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Sec. 9601 et. seq.) in excess of a reportable and actionable quantity under any applicable Law.

(b) There is no civil, criminal or administrative action, suit, investigation or proceeding pending or, to the Knowledge of Seller, threatened against the ProjectCos relating to or arising from any Environmental Laws. There is no indemnity claim against or relating to Seller (in respect of any ProjectCo or Project) or any ProjectCo under any Contract to which any ProjectCo is party (or is bound by) that is pending or threatened in writing to Seller (or, to the Knowledge of Seller, otherwise) against or affecting any ProjectCo, its business or its properties or assets that is related to a violation of Environmental Laws. There is no unsatisfied judgment, penalty or award against Seller (in respect of any ProjectCo or Project) or any ProjectCo affecting its assets or properties related to a violation of Environmental Laws.

(c) Neither Seller nor any ProjectCo has received written notice from a Governmental Authority that remains outstanding alleging that a ProjectCo is in violation of any applicable Environmental Law in any material respect.

(d) Disclosure Schedule 3.12(d) sets forth all material federal, state or local Permits that have been obtained by any ProjectCo from a Governmental Authority with jurisdiction under or in connection with any Environmental Law (“Environmental Permits”). Seller has provided Buyer true, correct and complete copies of all Environmental Permits listed on Disclosure Schedule 3.12(d). Except as set forth in Disclosure Schedule 3.12(d), (i) each ProjectCo has all Environmental Permits required by Law to own, operate and maintain its Project and conduct its business as currently conducted; (ii) each such Environmental Permit is valid, binding and in full force and effect; (iii) there are no proceedings pending against any ProjectCo or, to Seller’s Knowledge, threatened, which might reasonably be expected to result in the revocation or termination of any such Environmental Permit; and (iv) no ProjectCo is, nor has it or Seller received any written notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) in any material respect under any Environmental Permit.

(e) To the Knowledge of Seller, no event has occurred that (with or without the passage of time or the giving of notice or both) does or would reasonably be expected to result in (i) a material violation of, conflict with or failure on the part of a ProjectCo (A) to conduct its business in material compliance with all Environmental Laws, or (B) to comply in all material respects with the terms of any Environmental Permit, or (ii) a revocation, cancellation, suspension or other material impairment or modification of, any Environmental Permit.

Notwithstanding anything in this Agreement to the contrary, the representations and warranties in this Section 3.12 are the sole representations and warranties of Seller with respect to environmental matters or matters relating to or arising under any Environmental Law.

3.13 Material Contracts.

(a) All Material Contracts are set forth in Disclosure Schedule 3.13, other than the Real Property Documents which are set forth in Disclosure Schedule 1.6.

(b) The Material Contracts constitute the legal, valid and binding obligations of the ProjectCo that is a party thereto and are enforceable against such ProjectCo in accordance with their terms and, to the Knowledge of Seller, constitute the legal, valid and binding obligations of the counterparties thereto enforceable against such counterparties in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to or affecting the enforcement of creditors’ rights and by general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

(c) Except as set forth in Disclosure Schedule 3.13, there has been no material breach or default, or event which, with notice or lapse of time or both, would constitute a material breach or default, of any Material Contract by any ProjectCo, or to Seller’s Knowledge, the counterparty thereto, that has not been cured.

(d) Except as set forth in Disclosure Schedule 3.13, no claim, action, proceeding or investigation, is pending or, to Seller’s Knowledge, threatened, challenging the enforceability of or asserting any claims under any of the Material Contracts.

(e) Seller has provided true, correct and complete copies of all Material Contracts to Buyer.

3.14 Intellectual Property. To Seller’s Knowledge, (a) each ProjectCo owns, or is licensed to use, all Intellectual Property that is materially necessary for the conduct of its business, and (b) the use of Intellectual Property by such ProjectCo does not infringe on the rights of any Person in any respect. Neither Seller nor any ProjectCo has received any written claim from any Person that has not been resolved asserting that the use of any Intellectual Property infringes on the rights of such Person.

3.15 Financial Statements.

(a) Seller has made available to Buyer the following true and complete financial statements of each ProjectCo (collectively, the “Financial Statements”): (i) an unaudited special purpose statement of assets acquired and liabilities assumed and special purpose statement of revenues and direct expenses as of and for the twelve (12) months ended September 30, 2016, September 30, 2017, and September 30, 2018 (September 30, 2018 being the “Balance Sheet Date”). The Financial Statements (including any notes thereto) have been derived from the financial books and records of Seller, which were prepared in accordance with the GAAP applied on a consistent basis throughout the periods covered thereby and present fairly the financial condition of the ProjectCos as of such dates and the results of operations and changes in financial position of the ProjectCos for such periods; provided, that the Financial Statements are subject to normal year-end adjustments and lack footnotes or other presentation items.

(b) Except as set forth on Disclosure Schedule 3.15(b), no ProjectCo has any Liabilities as of the date hereof that are of a nature required to be disclosed on a balance sheet of such ProjectCo prepared in accordance with GAAP other than (i) executory obligations under the Material Contracts (other as result of a breach or default thereunder), (ii) Liabilities specifically reflected on or adequately reserved against in the Financial Statements, (iii) Liabilities arising in the ordinary course of business after the Balance Sheet Date, which are normal in type and amount and do not constitute any breach of any applicable Law, and (iv) Liabilities that are not, individually or in the aggregate, material to any ProjectCo or Project.

(c) No ProjectCo has any Indebtedness (except as set forth on Disclosure Schedule 3.15(b)).

3.16 Absence of Changes. Except as set forth Disclosure Schedule 3.16, since the Balance Sheet Date, the ProjectCos have conducted their business and operated the Projects in the ordinary course of business and consistent with past practice and there has not been any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or could reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, since the Balance Sheet Date, except as set forth on Disclosure Schedule 3.16, the ProjectCos and, with respect to the Projects, Seller, have not taken any action that would be deemed to be a breach of Section 5.4 if such action occurred between the Execution Date and the Closing Date.

3.17 No Subsidiaries. None of the ProjectCos owns or holds (and none of the ProjectCos has ever owned or held), directly or indirectly, any equity or other ownership interest in any Person.

3.18 Activities. The only material activities of each ProjectCo since its formation have been the development and operation of its Project.

3.19 Records. The material Records of each ProjectCo have been made available to Buyer.

3.20 Bank Accounts. Disclosure Schedule 3.20 lists all accounts, if any, maintained by each ProjectCo with a bank or other financial institution (including, as of the Closing Date, the New Accounts). As of the Closing Date, the counterparties to all Material Contracts and all other Persons from whom payments, reimbursements and other obligations or liabilities are due or owed, or are reasonably likely to become due or owed after Closing, have been notified in writing that any revenues, payments, reimbursements, liabilities and other amounts so due or owed shall be paid into the applicable New Account, and not into any account of Seller, any of its Affiliates or any other Person.

3.21 Insurance. Disclosure Schedule 3.21 lists all insurance policies currently in effect with respect to each ProjectCo and its Project. A summary of such insurance policies has been made available to Buyer. Each such insurance policy is valid and binding and in full force and effect and, subject to payment of annual premiums, will continue in full force and effect until Closing. Each ProjectCo has, to Seller’s Knowledge, maintained and maintains all insurance policies then required to be maintained by it under the applicable Material Contracts. With respect to events and circumstances occurring on and prior to the Closing Date: (a) Seller’s rights to recover under such insurance policies with respect to the Projects and ProjectCos will continue in full force and effect following Closing, and (b) such insurance policies allow for Seller to recover insurance proceeds following the Closing for covered losses with respect to ProjectCos and the Projects. No premiums due thereunder have not been paid and neither Seller nor any ProjectCo has received any written notice of cancellation or termination in respect of any such policy or is in default thereunder. Neither Seller nor any ProjectCo has received written notice that any insurer under any policy referred to in this Section is denying liability with respect to a claim thereunder or defending under a reservation of rights clause. Other than as set forth on Disclosure Schedule 3.21, there are no pending claims under such insurance policies against or relating to the ProjectCos or the Projects, or, to Seller’s Knowledge, events or circumstances that are reasonably likely to give rise to such claims.

3.22 Bankruptcy. There are no bankruptcy, reorganization, or arrangement proceedings pending against, being contemplated by, or, to the Knowledge of Seller, threatened against, Seller or any ProjectCo.

3.23 Employees; Benefit Plan Liabilities. No ProjectCo has, or has ever had, any employees or any Liabilities arising under any Benefit Plans. There do not exist now, nor do any circumstances exist that reasonably could be expected to impose, any Liability on any ProjectCo with respect to any Benefit Plan that Seller or its Affiliates maintains or in the past maintained (or to which such Person ever contributed or was required to contribute) if such Person, together with any ProjectCo, could be deemed a single employer within the meaning of Section 4001(b) of ERISA.

3.24 Regulatory Status.

(a) To the extent a ProjectCo is a “public-utility company”, a “holding company” or an “affiliate” or a “subsidiary company” of a “holding company” as those terms are defined under PUHCA, such ProjectCo is exempt from PUHCA or has been granted waivers from the accounting, record retention and reporting requirements of PUHCA.

(b) The Projects listed in Disclosure Schedule 3.24(b) are QFs.

(c) (i) The ProjectCos listed in Disclosure Schedule 3.24(c) are EWGs, (ii) are authorized by FERC to make sales of energy, capacity, and ancillary services at market-based rates pursuant to Section 205 of the FPA, and (iii) have blanket authorization from FERC under Section 204 of the FPA to issue securities and assume liabilities, and has all other blanket authorizations and waivers from FERC that are customarily granted by FERC to entities with market-based rate authorization. Except for its market-based rate tariff, no ProjectCo has any other tariff or rate schedule on file with FERC or is not required to have any other tariffs or rate schedules on file with FERC.

(d) None of the ProjectCos is an “investment company,” a company “controlled by an “investment company” or an “investment advisor” within the meaning of the Investment Company Act of 1940.

3.25 Tax Matters. Except as set forth in Disclosure Schedule 3.25:

(a) with respect to Taxes other than income Taxes, each of the Tax Returns required to be filed by or with respect to the activities of each ProjectCo has been timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed; such Tax Returns were true, complete and correct in all material respects; all Taxes due and payable by each ProjectCo as shown on such Tax Returns have been timely paid; and any material unpaid Taxes that were accrued prior to the date of the latest available Financial Statements, but are not required to be paid on or before the date of such Financial Statements, are reflected in such Financial Statements;

(b) with respect to Taxes other than income Taxes, neither Seller nor any ProjectCo has extended the time in which to file or waived the application of any statute of limitations of any jurisdiction (or otherwise extended or waived the time) regarding the assessment or collection of any Tax with respect to the activities of any ProjectCo, and there are no agreements or consents in effect with respect to any of the foregoing, and no Person has been requested to enter into any such agreement or consent

(c) with respect to Taxes other than income Taxes, there are no audits, actions, investigations, claims, assessments, levies, administrative proceedings, or lawsuits with respect to Taxes or Tax Returns pending or threatened against any ProjectCo or, as to the Assets of any Project Company, to which such Project Company could be made subject;

(d) there are no Liens for Taxes (other than for liens for Taxes, impositions, assessments or other governmental charges (i) not yet due and payable or (ii) being contested in good faith by appropriate proceedings and for which appropriate reserves are reflected in the Financial Statements; provided, that any such proceedings described in the foregoing clause (ii) are listed on Disclosure Schedule 3.25) upon any of the Membership Interests or any of the Assets of any ProjectCo and all Taxes of the ProjectCos not yet due and payable have been properly reserved in accordance with GAAP;

(e) each ProjectCo is a disregarded entity for federal income tax purposes; no ProjectCo has elected to be characterized as an association taxed as a corporation for United States federal income tax purposes; and no ProjectCo has (i) filed any federal Tax Returns or (ii) taken (or failed to take) any action that would cause any ProjectCo to be treated as other than a disregarded entity for United States federal income tax purposes;

(f) no ProjectCo is a party to any Tax sharing or allocation agreement or similar arrangement (including any indemnity arrangement) that has as a primary purpose the allocation of liability for Taxes and that will survive the Closing;

(g) each ProjectCo has withheld and timely paid all Taxes required to have been withheld and paid by the ProjectCos in connection with amounts paid or owing to any employee, independent contractor, creditor, partner, shareholder, member or other third party;

(h) each ProjectCo has accrued (and until the Closing Date will continue to accrue) on its books tax liabilities equal to all Taxes not yet due and payable, and ProjectCo has maintained all material documents and records relating to Tax Returns required by Tax Laws to be maintained; and

(i) each ProjectCo has complied (and until the Closing Date will comply) with all applicable laws, rules, and regulations relating to the payment, collection and withholding of Taxes for which it is liable and the reporting and remittance thereof to any and all taxing authorities;

(j) no claim has been made by a taxing authority in a jurisdiction where Tax Returns are not filed with respect to the activities of a ProjectCo asserting that the activities of such ProjectCo is or may be subject to Taxes imposed by that jurisdiction;

(k) no ProjectCo has applied for (including any application that has been withdrawn) or obtained any ruling or similar guidance with respect to Taxes from, or entered into any other agreement with respect to Taxes with, any taxing authority that would be binding on ProjectCo after the Closing Date;

(l) no ITC or other federal Tax credit or grant (including, for the avoidance of doubt, any grants from the U.S. Treasury Department under Section 1603 of Division B of the American Recovery and Reinvestment Act of 2009) with respect to or in connection with any Project has been claimed or has been reported on any Tax Returns of Seller or any of its Affiliates, and the same have not been received, elected or applied for, in each case other than the PTC, which has been claimed by Seller with respect to the Projects;

(m) none of Seller, any Affiliate thereof nor any ProjectCo has received any grants, tax-exempt bonds, subsidized energy financing or credits (i) provided by the United States, a state, a political subdivision of a state, or any other Governmental Authority for use in connection with any of the Projects or with respect to which any ProjectCo or any Project is the beneficiary, or (ii) of the type specified in Section 45(b)(3) of the Code with respect to a ProjectCo; no proceeds of any issue of state or local government obligations have been used to provide financing for any Project the interest on which is exempt from tax under Section 103 of the Code; and no subsidized energy financing has been provided (directly or indirectly) under a federal, state, or local program in connection with the Projects;

(n) no ProjectCo is a “tax-exempt entity” (including a tax-exempt controlled entity within the meaning of Section 168(h)(6)(F)(iii) of the Code) within the meaning of Section 168(h) of the Code; no tangible property of the ProjectCos is imported property under Section 168(g)(6) of the Code, leased to a “tax-exempt person” or otherwise is “tax-exempt use property” for United States federal income tax purposes; and as of the date hereof, Seller is a corporation for United States federal income tax purposes, is the entity that is treated as the owner of Seller’s assets for United States federal income tax purposes, is a “United States person” as defined in Section 7701(a)(30) of the Code, and is not subject to withholding under Section 1446 of the Code;

(o) all electricity produced and sold by each ProjectCo has been produced by ProjectCo through the use of wind energy from its Project and no such electricity has been sold to any Related Person;

(p) no ProjectCo has any liability for Taxes of any other Person as a transferee or successor, by contract or otherwise; no power of attorney has been granted with respect to the Taxes of any ProjectCo;

(q) the wind turbines in each Project have been placed in service (within the meaning of Section 45(a) of the Code) on the dates set forth on the dates set forth on Disclosure Schedule 3.25(q) and qualify for PTCs without reduction under Section 45(b)(5) of the Code;

(r) the dates on which each of the wind turbines in each Project first claimed PTCs under Section 45 of the Code are set forth on Disclosure Schedule 3.25(r);

(s) the Projects are located in their entirety in the United States; and

(t) At the time each of the Projects was placed in service (within the meaning of Section 45(a) of the Code), less than twenty percent (20%) of the Project or any Assets comprising a part thereof consisted of property previously used by any Person, excluding in connection with the construction, start-up, testing and commissioning of each such applicable Project.

3.26 Affiliate Transactions. Except as set forth on Disclosure Schedule 3.26, no Affiliate or officer, director, principal, employee, or equityholder of Seller, or Affiliate of any ProjectCo, is a party to, or is subject to, any Contract with a ProjectCo or has any interest in any of the properties or assets of a ProjectCo, other than indirect interests in such by virtue of their ownership interests in a ProjectCo (each an “Intercompany Agreement”).

3.27 Disclosures. There has been no willful exclusion of material information in the assembling of documents, information and other materials for the Data Site. To Seller’s Knowledge, the documents, information and other materials in the Data Site, the written information (inclusive of due diligence responses) provided by Seller or its Affiliates to Buyer or to Buyer’s representatives, advisors and consultants in connection with this Agreement and the Transaction, taken as a whole or on a Project-by-Project basis, do not omit to state a material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.

3.28 Disclaimer. Except for the representations and warranties expressly set forth in this Agreement or in any other agreement, instrument or document executed and delivered by Seller hereunder or in connection herewith, the Membership Interests and the ProjectCos (and the indirect interests in the ProjectCos’ assets and the Projects) are being sold “as is, where is” and Seller is not making any other representation or warranty, written or oral, statutory, express or implied, concerning the Membership Interests, any ProjectCo, its assets, or the Projects, including any representation or warranty of merchantability, fitness for a particular purpose, or value, all of which are hereby expressly excluded and disclaimed.

3.29 Existing Credit Support. The Existing Credit Support comprises all letters of credit, guaranties, bonds or other forms of credit support posted by or on behalf of the ProjectCos with any third party, and Disclosure Schedule 3.29 sets forth a list of any letters of credit, guaranties, bonds or other forms of credit support being held by any of the ProjectCos from any third party.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer makes the following representations and warranties to Seller as of the Execution Date except where a specific date is specified:

4.1 Organization, Qualification and Corporate Power. Buyer is a Delaware limited liability company organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite limited liability company power and authority to carry on its business as now being conducted and to acquire and own the Membership Interests. Buyer is duly qualified or licensed to do business in each jurisdiction in which the ownership of the Membership Interests makes such qualification or licensing necessary.

4.2 Authority, Execution, Enforceability. Buyer has the requisite power and authority to execute and deliver this Agreement and all other agreements, instruments and documents to be executed and delivered by Buyer hereunder or in connection herewith, and to consummate the Transaction. The execution and delivery by Buyer of this Agreement and all other agreements, instruments and documents to be executed and delivered by Buyer hereunder or in connection herewith and the performance by Buyer of its obligations hereunder and thereunder have been duly and validly authorized by all appropriate action in accordance with the organizational and governing documents of Buyer and applicable Law. This Agreement and all other agreements, instruments and documents which have been executed and delivered by Buyer hereunder or in connection herewith have been duly and validly executed and delivered by Buyer and, assuming valid execution and delivery by Seller or any other applicable unaffiliated counterparty, constitute the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to or affecting the enforcement of creditors’ rights and by general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

4.3 No Conflict. Subject to obtaining Buyer’s Required Consents, neither the execution and delivery by Buyer of this Agreement, or any other agreement, instrument or document to be executed and delivered by Buyer hereunder or in connection herewith, nor its compliance with any provision hereof or thereof, nor its consummation of the Transaction will, directly or indirectly:

(a) violate, or conflict with, or result in a breach of any provisions of the organizational or governing documents of Buyer;

(b) result in a material default (or give rise to any material right of termination, cancellation, or acceleration) under, or materially conflict with, any of the terms, conditions, or provisions of, any material Contract or other material obligation to which Buyer is a party or by which Buyer may be bound, except for such defaults (or rights of termination or acceleration) as to which requisite waivers or consents have been, or prior to the Closing will have been, obtained, or which would not, individually or in the aggregate, reasonably be expected to result in an adverse effect on Buyer’s ability to perform its obligations under this Agreement; or

(c) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Buyer or any of their respective assets, in any material respect, except for violations or breaches which would not, individually or in the aggregate, reasonably be expected to result in an adverse effect on Buyer’s ability to perform its obligations under this Agreement.

4.4 Consents and Approvals. Except for the consent and approvals set forth in Disclosure Schedule 4.4 (the “Buyer’s Required Consents”), no consent, approval or action of, filing with or notice to, any Governmental Authority or other Person on the part of Buyer is required in connection with the execution, delivery, and performance of this Agreement or any other agreement, instrument or document to be executed and delivered by Buyer hereunder or in connection herewith, or the consummation of the Transaction by Buyer, except where the failure to obtain such consent or approval would not reasonably be expected to have a material adverse effect on Buyer’s ability to perform its obligations under this Agreement.

4.5 Brokers. All negotiations relating to this Agreement and the Transaction on behalf of Buyer have been carried on by Buyer in such a manner as not to give rise to any valid claim against Seller (by reason of any of Buyer’s actions) for a brokerage commission, finder’s fee, or other like payment to any Person.

4.6 Litigation and Claims. There is no claim, action, proceeding, or investigation pending against or, to Buyer’s Knowledge, threatened against or relating to Buyer by or before any Governmental Authority or other Person, which would, individually or in the aggregate, reasonably be expected to result, or has resulted, in a material impairment of Buyer’s ability to perform its obligations under this Agreement. To Buyer’s Knowledge, there is no proceeding or Liability that could be made, brought, asserted or initiated by Seller that will be released, acquitted or discharged pursuant to Section 5.13(a).

4.7 Not an Investment Company. Buyer is not an “investment company” or a company “controlled” by an investment company within the meaning of the Investment Company Act of 1940, as amended.

4.8 Accredited Investor; Investment. Buyer is an “accredited investor” within the meaning of Regulation D under the Securities Act. Buyer acknowledges that none of the Membership Interests have been, or are contemplated to be, registered under any federal, state or local securities laws, and may not be resold unless permitted under applicable exemptions contained in such securities laws or upon satisfaction of the registration or qualification requirements of such securities laws. Buyer acknowledges and agrees that it must bear the economic risk of its investments under this Agreement for an indefinite period of time because such investments have not been registered or qualified under such securities laws, and, therefore, cannot be sold unless they are subsequently registered or exemptions from registration or qualification are available. Buyer is not acquiring such investments with a view to, or for sale in connection with, any distribution thereof within the meaning of the Securities Act. Buyer, together with its members, managers and executive officers and advisors, is familiar with investments of the nature of the investments contemplated under this Agreement, understands that these investments involve substantial risks, has adequately investigated each ProjectCo and the Project, and has substantial knowledge and experience in financial and business matters, including, without limitation, energy power production projects, such that it is capable of evaluating, and has evaluated, the merits and risks inherent in purchasing the investments contemplated under this Agreement, and is able to bear the economic risks of such investment.

4.9 Independent Investigation. Buyer acknowledges that, except for the matters that are expressly covered by the provisions of this Agreement, it is relying on its own investigation and analysis in entering into the transactions contemplated hereby. Buyer is knowledgeable about the industry in which the ProjectCo operates and is capable of evaluating the merits and risks of the purchase of the Membership Interests as contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. Buyer has been afforded full access to the Records, facilities and personnel of the ProjectCo and the Seller for purposes of conducting a full due diligence investigation of the ProjectCo and its business, and have conducted a full due diligence investigation of the ProjectCo and its business.

4.10 Financing. As of the Closing Date, Buyer shall have obtained liquid capital or committed sources sufficient to permit Buyer to perform timely its obligations under this Agreement.

4.11 CFIUS. The consummation of the Transaction will not constitute a “covered transaction” pursuant to 31 C.F.R. Part 800.207.

ARTICLE V
COVENANTS OF THE PARTIES

5.1 Access to Information. Promptly following the Execution Date and until the Closing Date or the earlier termination of this Agreement, upon Buyer’s request, Seller shall permit and shall cause the ProjectCos to permit Buyer’s representatives (it being understood that for the purposes of this Section 5.1, any representative or agent of an entity providing Financing shall be considered a representative of the Buyer):

(a) To have reasonable access at reasonable times, upon reasonable advance notice and in a manner so as not to unreasonably interfere with the business operations of the ProjectCos, to the Records and to the Projects, insofar as the same may be disclosed without (i) materially violating any legal constraints or any legal obligation, (ii) waiving any attorney/client, work product or like privilege, (iii) disclosing information about the activities of Seller or its Affiliates (other than such ProjectCo) that is unrelated to the operation of the ProjectCos or the Projects, the Membership Interests, or (iv) disclosing proprietary models of Seller or any of its Affiliates pertaining to energy project evaluation, electricity price curves or projections or other economic predictive models. Nothing in this Section 5.1 shall be construed to permit Buyer or any of its agents, employees or representatives to have access to any files, records, contracts or documents of Seller relating to this Transaction, including any bids or offers received by Seller or any Affiliates of Seller for the sale of the Membership Interests or the Projects, it being agreed that all such bids or offers shall be the sole property of Seller.

(b) Subject to any required consent of any third Person and upon reasonable advance notice to Seller, to conduct at reasonable times, in the presence of representatives of Seller, reasonable inspections of the Projects, other than environmental testing or sampling, which shall not be permitted without the prior written consent of Seller.

(c) In connection with the granting of such access, Buyer represents that it is adequately insured and Buyer waives, releases and agrees to indemnify, defend and save and hold harmless the Seller Indemnified Parties from and against, all claims for injury to, or death of, persons or for damage to property arising in any way from the access and activities of Buyer, its employees, representatives, consultants and agents on the Projects.

5.2 Confidentiality Obligations.

(a) Each Party shall, and shall cause its Related Persons to:

(i) treat Confidential Information of the other Party (and for the avoidance of doubt, information related to the ProjectCos and the Projects shall be the Confidential Information of Seller prior to the Closing and the Confidential Information of Buyer after the Closing) with at least the same degree of confidentiality with which it treats its own confidential information (provided, that it shall not release such Confidential Information except as allowed under this Agreement), and in no case with less than a reasonable degree of confidentiality;

(ii) use Confidential Information only for the purposes contemplated in this Agreement;

(iii) not copy Confidential Information, in whole or in part, except as required in furtherance of the uses thereof permitted by this Agreement, and except with accurate reproduction of all confidentiality and proprietary legends and notices located in the originals;

(iv) limit dissemination of Confidential Information received from the Disclosing Party to only those of its Related Persons who have a need to know the Confidential Information in furtherance of the uses thereof permitted by this Agreement; provided, however, that such Related Persons agree to abide by non-disclosure terms at least as comprehensive as those set forth herein; and provided further, that such Party shall in all events be responsible to the other Party for any action or inaction of its existing, future and former Related Persons that would violate this Agreement, as if the action or inaction had been that of such Party directly; and provided further, that the Parties agree that this Section 5.2(a) shall also apply in relation to disclosure of Confidential Information by the Receiving Party to any other person (whether or not such other person is a Related Person) in relation to whom the Disclosing Party has given written consent to allow such disclosure; and

(v) destroy or return to the Disclosing Party any Confidential Information received in written or other tangible media, including all copies and records thereof, upon any request by the Disclosing Party, except for a single set of copies which the Receiving Party may retain solely as an archival record of materials submitted.

(b) If the Receiving Party or any of its Related Persons becomes legally compelled to disclose any Confidential Information of the Disclosing Party (including pursuant to and in conformity with applicable Laws, or a judicial order or in connection with any legal proceedings or as may be required by a Governmental Authority), the Receiving Party shall provide, or shall cause its Related Persons to provide (to the extent legally permissible), the Disclosing Party with prompt notice of such requirement and shall permit, or shall cause its Related Persons to permit, the Disclosing Party to seek to obtain a protective order or other arrangement pursuant to which the confidentiality of the Confidential Information is preserved. If such an order or arrangement is not obtained, such Party agrees that it will disclose, and shall cause its Related Persons to disclose, only that portion of the Confidential Information as is legally required, and any such disclosure shall not be a breach of this Agreement. Any legally compelled disclosure shall not, in and of itself, change the status of the disclosed information as Confidential Information under the terms of this Agreement.

5.3 Required Consents and Approvals.

(a) Buyer and Seller shall use their respective Commercially Reasonable Efforts to obtain, or to assist in obtaining, all consents, approvals, transfers, permissions, waivers, orders, reissuances and authorizations of (and make all necessary filings or registrations with) all Governmental Authorities and other third Persons which are required to be obtained or made by them in connection with the consummation of the Transaction, including the Seller’s Required Consents and the Buyer’s Required Consents, as applicable. Each Party shall, and shall cause its respective Affiliates including, as applicable, any ProjectCo to, seek such consents, approvals, transfers, permissions, waivers, orders, reissuances and authorizations, and submit any such required filings and registrations, as soon as practicable. Each Party shall, and shall cause their Affiliates to, request expedited treatment of any such filings, promptly make any appropriate or necessary subsequent or supplemental filings, and cooperate with the other Parties in the preparation of such filings in such manner as is reasonably necessary and appropriate. Each Party shall consult with the other Parties and shall agree in good faith with the other Parties upon the timing of such filings.

(b) Within ten (10) Business Days after the Execution Date, each Party shall make an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the Transaction. Seller and Buyer will each bear the costs and expense of their respective filings under the HSR Act and any other filings with a Governmental Authority; provided, that Seller and Buyer shall each pay half of the filing fees incurred in connection with the HSR Act filings and the FERC 203 Approval.

(c) Within ten (10) Business Days after the Execution Date, Seller shall cause the ProjectCos to, and Buyer shall, cooperate in good faith to jointly prepare and file with FERC an application pursuant to Section 203 of the FPA and Part 33 of FERC’s regulations (18 C.F.R. Part 33) authorizing Buyer’s acquisition of the Membership Interests (“FERC 203 Approval”).

(d) Each Party shall reasonably cooperate with the other Party in connection with seeking of the Seller’s Required Consents and the Buyer’s Required Consents by providing all information reasonably requested by the other Party in connection with the filings therefor. Except as provided in this Section 5.3, each Party shall pay such filing fees as are required of it under Law in connection with such appearances, presentations, briefs, proposals or filings.

5.4 Actions Pending Closing. Except as set forth in Disclosure Schedule 5.4, during the period commencing on the Execution Date and ending on the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, unless Buyer shall otherwise consent in advance in writing (such consent not to be unreasonably withheld, conditioned or delayed), and except for actions which are required by Law or required under the terms of any Material Contract to which Seller or a ProjectCo is a party, Seller shall or shall cause each ProjectCo to:

(a) not make any change in the Organizational Documents of a ProjectCo or purchase, redeem or issue any membership interest of a ProjectCo (or securities exchangeable, convertible or exercisable for a membership interest of a ProjectCo);

(b) not fail to maintain its existence or consolidate, not merge any ProjectCo with any other Person and, with respect to the ProjectCos only, not acquire all or substantially all of the assets of any other Person;

(c) not transfer any of the Membership Interests to any Person or create or suffer to exist any Lien (other than Permitted Equity Liens) upon the Membership Interests;

(d) not make any material change in the conduct of such ProjectCo’s business and to conduct its business only in the ordinary course of business, consistent with past practices;

(e) use Commercially Reasonable Efforts to (i) preserve intact the present business organization and reputation of such ProjectCo; (ii) maintain its Project in accordance with Prudent Industry Practices, ordinary wear and tear excepted; (iii) maintain the good will of power purchasers, suppliers, lenders, Governmental Authorities and other Persons with whom such ProjectCo otherwise has significant business relationships; and (iv) maintain the Permits and Environmental Permits listed on Disclosure Schedule 3.10 and Disclosure Schedule 3.12(d), respectively;

(f) maintain its Records in the ordinary course of business, consistent with past practices;

(g) maintain in full force and effect until the Closing substantially the same levels of insurance coverage as, and other terms of coverage with respect to, the insurance afforded in the policies of Seller as of the Execution Date;

(h) not hire any employees or establish any Benefit Plan or collective bargaining relationship;

(i) not assign, terminate or amend in any material respect any Material Contract or enter into any Contract that would be deemed to be a Material Contract if in effect prior to the date hereof;

(j) use Commercially Reasonable Efforts to comply with all applicable Laws;

(k) not (i) make or change any material Tax election or Tax accounting method or settle or compromise any Tax liability other than in the ordinary course of business consistent with past practices, (ii) change its fiscal year or (iii) fail to pay any Taxes as such Taxes become due and payable;

(l) hire any individual who would be an employee of any ProjectCo or Project or establish, become obligated under, sponsor or maintain any Employee Benefit Plan;

(m) refrain from: (i) acquiring or disposing of any material assets owned by or used or held for use in the conduct of the business of such ProjectCo other than in the ordinary course of business consistent with past practice and other acquisitions or dispositions not exceeding in either case $100,000 in the aggregate, (ii) creating or incurring any Lien, other than a Permitted Lien, on its business or any of its assets (subject to Section 5.4(c)); (iii) granting any waiver under or giving any consent with respect to any Material Contract or any Permit; (iv) materially violating, breaching or defaulting under, or taking or failing to take any action that (with or without notice or lapse of time or both) would constitute a material violation, breach or default under, any term or provision of any Material Contract or any Permit (in each case, notwithstanding the seeking or receipt of any consent or waiver); (v) making capital expenditures or commitments for additions to property, plant or equipment constituting capital assets exceeding $100,000 in the aggregate; (vi) with respect to the ProjectCos only, acquiring securities of any other Person; or (vii) issuing, redeeming, acquiring, delivering, selling, pledging, disposing of or otherwise subjecting to any Lien, any Membership Interests of any ProjectCo or any other voting securities or equity equivalent of any ProjectCo; and

(n) refrain from entering into any agreement to do or engage in any of the foregoing.

5.5 Insurance.

(a) Buyer acknowledges that none of the insurance policies and other insurance coverage relative to the Projects and the ProjectCos carried by Seller and its Affiliates on and as of the date hereof (and on and as of the Closing) will be transferred to Buyer or its Affiliates (including to the ProjectCos to be acquired hereunder) on and as of and as a consequence of the Closing of the transactions contemplated hereunder. Thus, it shall be the obligation and responsibility of Buyer, from and after the Closing Date, to provide insurance coverage for each Project and each ProjectCo as it shall deem necessary and appropriate under the circumstances. For the avoidance of doubt, Seller shall retain all rights to control its and its Affiliates’ insurance policies and programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs, notwithstanding whether any such policies or programs apply to any liabilities of Buyer or any of its Affiliates. Notwithstanding the foregoing, for a period of three (3) years, with respect to liability coverages, and six (6) months with respect to property coverages, following the Closing Date, Seller shall preserve the benefits of such policies (including the same policy limitations) with respect to claims arising out of any matters events, circumstances or conditions relating to each Project and ProjectCo and occurring or existing on or prior to the Closing Date, including by obtaining any necessary endorsements and extending reporting periods to preserve such benefits.

(b) Seller shall, and shall cause each of the ProjectCos to, cooperate with Buyer, as Buyer reasonably may request, to ensure that, upon the Closing, the ProjectCos have in place insurance in such form and amounts as reasonably required by Buyer, which insurance shall be paid by Buyer or its Affiliates (or the ProjectCos after the Closing).

5.6 Real Property Interests.

(a) Buyer acknowledges and agrees that (i) it has reviewed the Title Reports and the Surveys prior to signing this Agreement and that it accepts those matters, documents and exceptions identified therein as Permitted Liens.

(b) Seller shall (i) cause the applicable title company, within forty-five (45) days prior to the Closing, to either issue a new title commitment or update the existing title commitment (in either case, the “Title Report Updates”), and to provide the best available copies of all exceptions, documents, and other matters included on the Title Report Updates that are not reflected in the Title Reports (“New Exceptions”).

(c) If (A) the Title Report Updates include any New Exceptions, then Buyer shall have the right to object to any such New Exceptions by written notice to Seller within ten (10) Business Days following the date of receipt by Buyer of the applicable Title Report Update. If Buyer does not so object within such 10-Business Day period, then such New Exceptions shall be deemed waived by Buyer.

(d) If any New Exceptions are objected to by Buyer within such 10-Business Day period (the “Objections”), then Seller and the applicable ProjectCo shall use reasonable efforts to cure the Objections within ten (10) Business Days after Seller’s receipt of the Objections. Buyer acknowledges that any Objection that is susceptible to cure by the payment of money shall in any event constitute a Permitted Lien if, on or before the Closing, Seller (i) bonds over such Objection in accordance with applicable Law or otherwise in a manner reasonably satisfactory to the applicable title company and the applicable title company agrees to insure over such Objection, or (ii) furnishes a letter of credit (in form, and from a bank, reasonably satisfactory to Buyer) in an amount equal to one hundred percent (100%) of the amount claimed by the underlying claimant and the applicable title company agrees to insure over such Objection. If applicable, the letter of credit described in clause (ii) above will remain in place until Seller has cured such Objection or satisfies the requirements of clause (i); provided, however, if Seller has not released, cured or satisfied such Objection or satisfied the requirements of clause (i) or (ii) above as of the earlier of (x) the date which is twelve (12) months following the Closing, or (y) the date which is ten (10) Business Days following the commencement of an action by such claimant to foreclose or enforce such encumbrance, Buyer may apply such security towards satisfying the claim (including costs of investigation, reasonable attorneys’ fees and the costs or expenses to which such claimant may be entitled), and including any additional Losses incurred by any ProjectCo or Buyer with respect to such Objection, and after satisfaction of all of the foregoing, with the remainder, if any, returned to Seller.

(e) If any Objection with respect to any of the Alexander Project, the Carroll Project or the Ringer Hill Project, or any Objection with respect to the Medicine Bow Project that would reasonably be expected to result in a Material Adverse Effect, is not cured within 10-Business Days after Seller’s receipt of the Objections then, within three (3) Business Days after the expiration of such 10-Business Day period, Buyer shall deliver to Seller its written election to either (i) waive any uncured Objections and proceed to Closing or (ii) terminate this Agreement.

(f) At or prior to Closing, Seller shall, at Buyer’s expense (including the premium, costs of the application and any further surveys of the Real Property Interest required by the insurance company), obtain title insurance policies covering the Projects on such terms and with such coverages, deletion of the standard exceptions, and endorsements as it is able to obtain from the title companies. At or prior to Closing, Seller and ProjectCos shall deliver any documents, affidavits, indemnities or other instruments, including a standard owner’s affidavit, non-imputation affidavit, and copies of organizational documents and authorizing resolutions, reasonably required by the application title insurance company to permit issuance to Buyer of ALTA extended coverage owner’s title insurance policies (the “Title Policies”) at Closing, insuring the ProjectCos’ title to the Real Property Interests, which Title Policies shall be reasonably satisfactory to Buyer.

5.7 Condemnation; Casualty.

(a) If, before the Closing Date, all or any portion of a Project becomes subject to or is threatened with any condemnation or eminent domain proceeding, Seller shall notify Buyer promptly in writing of such fact. If such taking would reasonably be expected to result in a Material Adverse Effect (but for the proviso in clause (H) of such definition), then Buyer may, at its option, (i) elect to receive any condemnation awards or other amounts received by Seller or the applicable ProjectCo in connection with such proceedings, or (ii) terminate this Agreement prior to Closing by written notice to Seller within ten (10) days following the receipt of such notice from Seller.

(b) If, after the Execution Date but prior to the Closing Date, a Project is damaged or destroyed (whether by fire, theft, vandalism, terrorist act or other casualty) in whole or in part, then:

(i) If the cost of repair or replacement of such damage is equal to or less than $4,000,000, Seller shall, at Seller’s option, elect to either (A) to pay to Buyer when received any insurance proceeds received by Seller or the applicable ProjectCo in connection therewith and proceed with the Transaction; or (B) bear the costs of repairing or restoring such damage or destruction to no less favorable condition than existed prior to such damage or destruction and, at Seller’s election, delay the Closing and any right to terminate this Agreement for a reasonable time necessary to accomplish the same.

(ii) If the cost of repair or replacement of such damage is greater than $4,000,000, then Buyer may elect to either (x) receive all insurance proceeds which the applicable ProjectCo may be entitled under its property insurance and proceed with the Transaction; or (y) terminate this Agreement prior to Closing by written notice to Seller within ten (10) days following the determination of the fair market value of such damage or destruction and the cost of repair by a qualified firm reasonably acceptable to the Buyer and Seller.

5.8 Records.

(a) Promptly after Closing, Seller shall deliver to Buyer originals, to the extent in Seller’s or its Affiliates’ possession, or copies of all Records of each ProjectCo otherwise exclusively related to the Projects.

(b) Each Party shall preserve until the seventh anniversary of the Closing Date all records possessed or to be possessed by such Party relating to each ProjectCo and the Projects, unless such Party shall first offer by notice to the other Party to surrender such books, records and other data to the other Party and such other Party does not agree in writing to take possession thereof during the ten day period after such offer is made. After the Closing Date until the seventh anniversary of the Closing Date, each Party shall provide the other Party, its counsel and its accountants, cooperation and access, upon prior reasonable written request specifying the need therefor, during regular business hours, to such records except where such access would violate any Law, and such Party shall have the right to make copies of such records at its sole cost, to the extent that such cooperation and access may be reasonably required by the requesting Party in connection with (i) compliance with the requirements of any Governmental Authority or (ii) any actual or threatened investigation, claim, proceeding or cause of action.

5.9 Removal of Name. As promptly as practicable after Closing, but in any case within 30 days after the Closing Date, Buyer shall eliminate the names “NJR Clean Energy Ventures” and/or “New Jersey Resources” and Seller’s logo and any variants thereof from the Project assets and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

5.10 Ringer Hill Interconnection True-Up and Contractor Payment. In connection with the construction of the High Point Substation for the Ringer Hill Project, Ringer Hill ProjectCo or Seller paid certain deposits toward the costs of the High Point Substation to or for the benefit of Somerset Rural Electric Cooperative, Inc., Pennsylvania Electric Company and PJM Interconnection L.L.C., and Ringer Hill ProjectCo will be owed a reimbursement, from such deposited funds, to the extent such deposited funds exceed such costs (the “Ringer Hill Refund”). Unless such refund is paid to Seller previously, at or prior to Closing Ringer Hill ProjectCo shall, subject to the rights of any applicable counterparty to a Material Contract, assign all of its rights to the Ringer Hill Refund to Seller and Seller shall thereafter be entitled to receive the Ringer Hill Refund. Following Closing, Buyer shall use Commercially Reasonable Efforts to, and shall cause Ringer Hill ProjectCo to use Commercially Reasonable Efforts to, cooperate with Seller in connection with determining the amount of the Ringer Hill Refund and the collection thereof. Further, with regard to the payment due by Ringer Hill Project pursuant to the contract set forth in Schedule 3.15(b), Seller shall use commercially reasonable efforts to ensure that such payment is made in full to the counterparty prior to the Closing. If such payment is not made prior to the Closing, Seller agrees to make such payment directly to the counterparty promptly upon request by the Buyer.

5.11 Termination of Intercompany Arrangements; Credit Support. Seller shall take all actions necessary to cause all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by Seller and/or any of its Affiliates (other than a ProjectCo), on the one hand, and the ProjectCos, on the other hand, to be terminated, effective as of the Closing, without any party having any continuing obligations or liability to the other and waiving, releasing and forever discharging any such liabilities, except for this Agreement and the documents to be executed hereunder.

5.12 Exclusivity. Prior to the earlier of the Closing or the termination of this Agreement in accordance with its terms, and except with respect to this Agreement and the Transaction, Seller agrees that, without the prior written consent of Buyer, it will not, and will cause the ProjectCos, and the Related Persons of Seller and the ProjectCos (including any investment banking, legal or accounting firm retained by it or any of them) not to (a) encourage, initiate, solicit, seek or respond to, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition, consolidation, recapitalization, business combination, liquidation, dissolution, equity investment or similar transaction involving, or any purchase of all or any substantial portion of the assets or any equity or equity-linked securities of, the ProjectCos (any such proposal or offer being hereinafter referred to as a “Proposal”); (b) continue, engage in, initiate or otherwise participate in, any negotiations concerning, or provide any non-public information or data to, or have any substantive discussions with, any Person relating to a Proposal; (c) otherwise facilitate or cooperate in any effort or attempt to make, implement or accept a Proposal; or (d) enter into Contract with any Person relating to a Proposal.

5.13 Release.

(a) From and after the Closing, Seller, for itself and on behalf of each of its Related Persons and the successors, assigns, heirs, executors, legatees, administrators, and beneficiaries of each of the foregoing (collectively, the “Seller Releasing Parties”), hereby fully, finally and irrevocably releases, acquits and forever discharges the ProjectCos and any and all of their successors, assigns, heirs, executors, legatees, administrators, and beneficiaries, except in any case Buyer, (collectively, the “ProjectCo Released Parties”), from any and all manner of proceedings and Liabilities, which any Seller Releasing Party has or may have had at any time in the past until and including the Closing, against any of the ProjectCo Released Parties for or by reason of any matter, cause or thing whatsoever occurring at any time at or prior to the Closing with respect to the ProjectCos.

(b) From and after the Closing, each ProjectCo, for itself and on behalf of each of its Related Persons and the successors, assigns, heirs, executors, legatees, administrators, and beneficiaries of each of the foregoing, except in any case Buyer, (collectively, the “ProjectCo Releasing Parties”), hereby fully, finally and irrevocably releases, acquits and forever discharges Seller and any and all of its successors, assigns, heirs, executors, legatees, administrators, and beneficiaries (collectively, the “Seller Released Parties”), from any and all manner of proceedings and Liabilities, which any ProjectCo Releasing Party has or may have had at any time in the past until and including the Closing, against any of the Seller Released Parties for or by reason of any matter, cause or thing whatsoever occurring at any time at or prior to the Closing.

(c) The Parties acknowledge and agree that the consideration delivered in respect of the Membership Interests, and the representations, warranties, covenants and agreements of the Parties set forth in this Agreement represent good and sufficient consideration for every promise, duty, release, obligation, agreement and right contained in this Section 5.13.

(d) For the avoidance of doubt, the foregoing releases contained in this Section 5.13 shall not affect any claims arising under or pursuant to this Agreement.

5.14 Financing Assistance.

(a) Prior to the Closing, Seller and the ProjectCos shall use Commercially Reasonable Efforts to provide, and to cause their respective representatives to provide, such reasonable cooperation with Buyer’s efforts to obtain tax equity financing, the proceeds of which tax equity financing, or a portion thereof, will be used by Buyer to fund all or a portion of the Adjusted Purchase Price payable on the Closing Date (the “Financing”) including: (i) furnishing to representatives of the providers or sources of the Financing such information, books and records, other documentation as may be reasonably requested by Buyer and providing reasonable access to the Projects, (ii) making Seller, the ProjectCos or their respective representatives available on reasonable advance notice for a reasonable number of meetings (telephonically or otherwise) with rating agencies and the providers or sources of the Financing, in each case, at times and locations to be mutually agreed by the Parties and (iii) reasonably assisting Buyer in the preparation of (A) any information memoranda and other marketing documents in connection with the Financing and (B) rating agency presentations, in each case, to the extent customary for tax equity transactions of the type specified in the documentation evidencing the terms of such Financing.

(b) The Buyer shall use all commercially reasonable efforts to close the Financing prior to December 31, 2018; provided, however, if such Financing is not achieved by such date, Buyer shall continue to use all commercially reasonable efforts to close the Financing by the Long Stop Date.

(c) Seller shall not be required to incur any liabilities in connection with this Section 5.14 to the Financing parties or, except for Buyer pursuant to this Agreement, any other Person. Seller’s provision of information and limited access to the Financing parties shall in no way change, alter or negate, or be deemed to change, alter or negate, Sections 4.9, 9.3 or any of the other provisions of this Agreement or create any cause of action by the Financing parties, rating agencies or, except for Buyer pursuant to this Agreement, any other Person, and any information, data or statements provided pursuant to this Section 5.14 shall be deemed provided on an “AS IS, WHERE IS, WITH ALL FAULTS” BASIS, AND SELLER MAKES NO (AND EXPRESSLY DISCLAIMS ANY) REPRESENTATION OR WARRANTY, EXPRESSED, IMPLIED OR STATUTORY, REGARDING THE INFORMATION, DATA OR STATEMENTS PROVIDED BY SELLER OR ITS PERSONNEL PURSUANT TO THIS SECTION 5.14.

5.15 Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, at any Party’s request and without further consideration, the other Party shall execute and deliver to such Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as such Party may reasonably request in order to consummate the transactions contemplated by this Agreement.

5.16 Estoppels. During the period commencing on the Execution Date and ending on the earlier of the Closing Date and the termination of this Agreement pursuant to its terms, Seller shall use commercially reasonable efforts to obtain all estoppels from all third parties that are described in Disclosure Schedule 5.16, with respect to landowners, in the form attached as Exhibit D and, with respect to all other third parties, in form mutually agreed by the Parties.

5.17 ProjectCo and Seller Bank Accounts. As soon as practicable after the date hereof (but, in any event, before the Closing Date), Seller shall (i) establish on behalf of each ProjectCo one or more bank accounts at one or more banks to be determined in consultation with Buyer (collectively, the “New Accounts”), (ii) notify in writing the counterparties to all Material Contracts and all other Persons from whom revenues, payments, reimbursements, obligations, liabilities and other amounts in respect of any Project or ProjectCo are due or owed, or are reasonably likely to become due or owed, that any such revenues, payments, reimbursements, obligations, liabilities and other amounts shall be paid into the applicable New Account, and not into any account of Seller, any of its Affiliates or any other Person; (iii) assign all of its (and its Affiliates’) rights, interests and privileges in any revenues, payments, reimbursements, obligations, liabilities and other amounts described in the foregoing clause (ii), with respect to any Project or Project Co, to the applicable ProjectCo; and (iv) provide the Buyer with a written update to Disclosure Schedule 3.20 that sets forth the names and locations of the banks, and the account numbers, for each of the New Accounts. From the date hereof and continuing through and after the Closing, any such revenues, payments, reimbursements, obligations, liabilities and other amounts relating to any Project or ProjectCo shall be the property of the applicable ProjectCo, and Seller shall cause such amounts to be deposited into, and retained in, the New Account of the applicable ProjectCo (and, if any such amounts are received by Seller or any of its Affiliates or any other Person, they shall be held in trust for the benefit of the applicable ProjectCo and promptly paid to the applicable New Account without offset or deduction).

5.18 Warranty Inspections. Following the Execution Date and until the Closing Date, Seller shall continue to work with GE in the ordinary course of business to obtain the warranty inspection report on the equipment provided under the Turbine Supply Agreement for the Ringer Hill Project and use its commercially reasonable efforts to ensure that (i) any defects or recommendations identified in such report and (ii) any manufacturing defects related to failed blades identified by Seller to Buyer as of the date hereof and prior to Closing, in each case, are addressed by GE under such warranty (or potentially an extended warranty with respect to the blades), at GE’s or Seller’s cost, and to keep Buyer apprised of any such defects or recommendations.

ARTICLE VI
CLOSING CONDITIONS

6.1 Conditions to Obligations of Buyer. The obligation of Buyer hereunder to complete the purchase of the Membership Interests on the Closing Date pursuant to this Agreement is subject to the fulfillment of each of the following conditions for the exclusive benefit of Buyer (all or any of which may be waived in whole or in part by Buyer):

(a) The representations and warranties of Seller set forth in Article III shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any representation or warranty not qualified by materiality) on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Seller prior to or on the Closing Date.

(c) The Buyer’s Required Consents and the Seller’s Required Consents (including expiration or early termination of the HSR Act waiting period and the FERC 203 Approval) shall have been obtained.

(d) Seller shall have delivered to Buyer the following certificates dated as of the Closing Date:

(i) a certificate executed by the Secretary or a similar authorized officer of Seller, certifying that all actions required to be taken on behalf of Seller to authorize the execution, delivery and performance of Seller’s obligations under this Agreement, and the various instruments to be executed by Seller and delivered in connection therewith, have been taken and attaching (A) copies of any resolutions, consents or similar documents evidencing such authorization, (B) each ProjectCos’ Organizational Documents and other corporate documents as in effect at the time of the Closing, and (C) a good standing certificate (or equivalent thereof) with respect to each ProjectCo from the applicable Governmental Authorities in the state of its formation and state where its Project is located dated within ten days of the Closing Date; and

(ii) a certificate executed by a duly authorized officer of Seller identifying the name and title and bearing the signatures of Seller’s officers authorized to execute and deliver this Agreement and the various instruments to be executed and delivered in connection therewith.

(e) There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

(f) The applicable title company shall have irrevocably committed to issue the Title Policies and all Objections of Buyer pursuant to Section 5.6 hereof shall have been cured or waived by the Buyer.

(g) Since the Execution Date, there shall not have occurred a Material Adverse Effect.

(h) No Change in Tax Law or Proposed Change in Tax Law shall have occurred.

(i) Seller shall have made or tendered, or caused to be made or tendered, delivery to Buyer of the following documents:

(i) the Membership Interests, accompanied by an assignment of the Membership Interests from Seller to Buyer in the form attached hereto as Exhibit B (the “Assignment of Membership Interests”), duly executed by Seller;

(ii) the certificates required by an officer of Seller pursuant to Section 6.1(d);

(iii) a non-foreign affidavit, dated as of the Closing Date, in the form attached hereto as Exhibit C;

(iv) resignations from all managers and officers of each ProjectCo, effective on or prior to the Closing Date;

(v) fully executed payoff letters from each of the holders of Closing Indebtedness, if any, indicating that, upon payment of a specified amount, the amount of such Closing Indebtedness owed or owing to such holder of Closing Indebtedness shall be fully paid and discharged, with no further obligations or liabilities in respect thereof, and that all Liens in respect of such Closing Indebtedness shall be released upon payment of the amount set forth in such payoff letter (the “Payoff Letters”);

(vi) evidence of the release of all Liens, guarantees or other encumbrances against the ProjectCos with respect to the Credit Agreement, dated as of August 18, 2017, among New Jersey Resources Corporation, each of the guarantors party thereto, the lenders party thereto and U.S. Bank National Association, as agent; and

(vii) any other documents or instruments reasonably necessary to effect the intent of this Agreement and the Transaction.

(j) Seller shall have delivered to Buyer evidence reasonably satisfactory to Buyer (i) that all Intercompany Agreements have been terminated, and all Existing Credit Support released and discharged, in each case at or prior to Closing in accordance with Section 5.11 and (ii) of Seller’s compliance with Section 5.17 (except, in respect of this clause (ii) only, with respect to any post-Closing obligations of Seller pursuant to the last sentence of such Section 5.17).

(k) The Seller Parent Guaranty shall be in full force and effect and shall not have been breached, repudiated or otherwise terminated.

(l) The closing of the Financing shall have occurred, or shall be subject only to the Closing.

(m) The Buyer shall have received from the Seller, for each ProjectCo, an unaudited special purpose statement of assets acquired and liabilities assumed and special purposes statement of revenues and direct expenses as of the end of, and for the, then most recent calendar quarter.

6.2 Conditions to Obligations of Seller. The obligations of Seller hereunder to complete the sale of the Membership Interests on the Closing Date pursuant to this Agreement are subject to the fulfillment of each of the following conditions for the exclusive benefit of Seller (all or any of which may be waived in whole or in part by Seller):

(a) The representations and warranties of Buyer set forth in Article IV shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any representation or warranty not qualified by materiality) on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Seller prior to or on the Closing Date.

(c) The Buyer’s Required Consents and the Seller’s Required Consents (including expiration or early termination of the HSR Act waiting period and the FERC 203 Approval) shall have been obtained.

(d) Buyer shall have delivered to Seller certificates, dated as of the Closing Date:

(i) executed by the Secretary or a similar authorized officer of Buyer, certifying that all actions required to be taken on behalf of Buyer to authorize the execution, delivery and performance of Buyer’s obligations under this Agreement, and the various instruments to be executed and delivered in connection therewith, have been taken and attaching copies of any resolutions, consents or similar documents evidencing such authorization; and

(ii) executed by a duly authorized officer of Buyer identifying the name and title and bearing the signatures of Buyer’s officers authorized to execute and deliver this Agreement and the various instruments to be executed and delivered in connection therewith.

(e) There shall not be in effect on the Closing Date any order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

(f) Buyer shall have made or tendered, or caused to be made or tendered, delivery to Seller the Estimated Purchase Price in accordance with Section 2.3 and of the following documents:

(i) the Assignment of Membership Interests, duly executed by Buyer;

(ii) the certificates required by an officer of Buyer pursuant to Section 6.2(d);

(iii) the Replacement Credit Support, if any; and

(iv) any other documents or instruments reasonably necessary to effect the intent of this Agreement and the Transaction.

(g) The Buyer Parent Guaranty shall be in full force and effect and shall not have been breached, repudiated or otherwise terminated.

6.3 Conditions Satisfied or Waived. The Parties acknowledge that upon Closing, each of the closing conditions set forth in Section 6.1, with respect to Buyer’s obligation to close, and Section 6.2, with respect to Seller’s obligation to close, are deemed satisfied or waived by Buyer and Seller, respectively.

ARTICLE VII
TERMINATION

7.1 Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing Date:

(a) by the mutual written consent of Seller and Buyer;

(b) by Seller or Buyer, upon written notice to the other Party, if a Governmental Authority of competent jurisdiction has issued an Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order has become final and non-appealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 7.1(b) has used its reasonable best efforts to remove such Order;

(c) by Seller, by written notice to Buyer, if Buyer has breached any representation, warranty, covenant, agreement or obligation in this Agreement and such breach (i) has not been cured within 30 days following written notification thereof; provided, however, that if, at the end of such 30 day period, Buyer is endeavoring in good faith, and proceeding diligently, to cure such breach, Buyer shall have until the Business Day before the Long Stop Date to cure such breach and (ii) would result in a failure of a condition to Seller’s obligation to close pursuant to the terms of this Agreement;

(d) by Buyer, by written notice to Seller, if Seller has breached any representation, warranty, covenant, agreement or obligation in this Agreement and such breach (i) has not been cured within 30 days following written notification thereof; provided, however, that if, at the end of such 30 day period, Seller is endeavoring in good faith, and proceeding diligently, to cure such breach, Seller shall have until the Business Day before the Long Stop Date to cure such breach and (ii) would result in a failure of a condition to Buyer’s obligation to close pursuant to the terms of this Agreement; or

(e) by either Party by written notice to the other Party, if Closing has not occurred on or before the Long Stop Date; provided, that such failure to occur is not due to the failure of the Party seeking such termination to perform or observe in all material respects the covenants and agreements hereof to be performed or observed by such Party; provided, further, that if, on the Long Stop Date, all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied and fulfilled or, if permissible pursuant to the terms hereof, waived, other than the conditions set forth in Section 6.1(c) and Section 6.2(c) (with respect to the expiration or early termination of the HSR Act waiting period and the FERC 203 Approval only) (and other than those conditions to be satisfied simultaneously at Closing), then the Long Stop Date shall automatically be extended for one month, or as otherwise mutually agreed by the Parties.

7.2 Effect of Termination.

(a) If this Agreement is terminated by Seller pursuant to Section 7.1(c) by reason of Buyer’s wrongful failure to tender performance or the nonsatisfaction of the conditions set forth in Section 6.2(a), (b), (d) or (f), Seller shall be entitled to elect between (i) terminating this Agreement as Seller’s sole and exclusive remedy, or (ii) asserting Seller’s legal and equitable rights (including specific performance), and such election shall be made within 15 days after the applicable termination date.

(b) If this Agreement is terminated by Buyer pursuant to Section 7.1(d) by reason of Seller’s wrongful failure to tender performance or the nonsatisfaction of the conditions set forth in Section 6.1(a), (b), (d), (f) or (g), Buyer shall be entitled to elect between (i) terminating this Agreement as Buyer’s sole and exclusive remedy, or (ii) asserting Buyer’s legal and equitable rights (including specific performance), and such election shall be made within 15 days after the applicable termination date.

(c) If this Agreement is terminated by a Party other than as provided in Section 7.1(c) or (d), this Agreement shall forthwith become wholly void and of no further force and effect and there shall be no liability on the part of Seller or Buyer hereunder; provided, that the provisions of Section 5.2, this Section 7.2 and Article X shall survive any such termination of this Agreement; provided further, that nothing contained in this Section 7.2 shall relieve any party from liability for fraud or willful and intentional breach or material breach of this Agreement or willful and intentional or material failure to perform its obligations under this Agreement.

ARTICLE VIII
TAX MATTERS

8.1 Filing of Tax Returns.

(a) For Tax Returns that apply to the activities of each ProjectCo for periods ending on or before the Closing Date but that are not filed as of the Closing, Seller shall prepare, or cause to be prepared, and timely file, or cause to be timely filed, all such Tax Returns, if any.

(b) Buyer shall prepare, or cause to be prepared, and timely file, or cause to be timely filed, all Tax Returns of each ProjectCo, if any, for all taxable periods (or portions thereof) which begin on or before, and end after, the Closing Date (such portion of a tax period beginning before and ending on the Closing Date being the (“Pre-Closing Period”). Buyer shall permit Seller a reasonable amount of time to review and comment on each such Tax Return described in the preceding sentence prior to filing. Buyer shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns. Seller shall pay to Buyer, within ten days following any written demand by Buyer (which demand shall include a computation of the amount owed by Seller), with respect to each such Tax Return, an amount equal to the portion of the Taxes due in respect of such Tax Return which relates to a Pre-Closing Period to the extent such Taxes were not taken into account in determining the Final Purchase Price. For the avoidance of doubt, this Section 8.1(b) shall not apply to Tax Returns relating to federal, state and local income Taxes.

(c) Buyer shall not amend, refile or otherwise modify, or cause or permit to be amended, refiled or otherwise modified, any Tax Return filed by or with respect to the activities of each ProjectCo that includes any Pre-Closing Period or any period ending on or prior to the Closing Date without prior written notice to Seller.

(d) Buyer and Seller shall, and shall each cause its respective Affiliates to, provide to the other Party such cooperation and information, as and to the extent reasonably requested, in connection with (i) preparing, reviewing or filing any Tax Return, amended Tax Return or claim for refund of each ProjectCo, (ii) determining Liabilities for Taxes or a right to refund of Taxes of each ProjectCo or (iii) conducting any audit or other action with respect to Taxes of each ProjectCo, in the case of clauses (i) through (iii), with respect to each ProjectCo. Buyer shall file Internal Revenue Service Form 8822-B “Change of Address for Responsible Party-Business.” Upon Buyer’s request, Seller shall provide Buyer with the information that is required to complete such Form.

8.2 Allocation of Certain Taxes. For all purposes of this Agreement:

(a) If each ProjectCo is permitted but not required under applicable U.S. federal, state, local or non-U.S. income Tax laws to treat the Closing Date as the last day of a taxable period, then the Parties shall treat that day as the last day of a taxable period.

(b) In the case of Taxes for a taxable period of each ProjectCo that includes, but does not end on, the Closing Date, except as provided in Section 8.2(c), the allocation of such Taxes between the Pre-Closing Period and the period beginning the day after the Closing Date (the “Post-Closing Period”) shall be made on the basis of an interim closing of the books as of the end of the Closing Date.

(c) In the case of any Taxes imposed on a periodic basis (such as real property or personal property Taxes) that are payable for a taxable period that includes, but does not end on, the Closing Date, the portion of such Tax which relates to the Pre-Closing Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period and the denominator of which is the number of days in the entire taxable period. However, any such Taxes attributable to any property that was owned by any ProjectCo at some point in the Pre-Closing Period, but is not owned as of or after the Closing Date shall be allocated entirely to the Pre-Closing Period, and any such Taxes attributable to any property that was not owned by any ProjectCo at any point in the Pre-Closing Period shall be allocated entirely to the Post-Closing Period.

8.3 Carryovers, Refunds, and Related Matters.

(a) Any refund, rebate, abatement, reduction or other recovery (whether direct or indirect through a right of set-off or credit) of Taxes (including any interest thereon) (a “Tax Refund”) that relates to each ProjectCo that is attributable to a Post-Closing Period shall be the property of each ProjectCo and shall be retained by each ProjectCo (or promptly paid by Seller to each ProjectCo if any such Tax Refund is received by Seller or any Affiliate of Seller).

(b) Any Tax Refund that relates to each ProjectCo that is attributable to a Pre-Closing Period shall be the property of Seller and shall be retained by Seller (or promptly paid by each ProjectCo or Buyer to Seller if any such Tax Refund is received by each ProjectCo or Buyer or any of their Affiliates).

(c) In applying Sections 8.3(a) and (b), any Tax Refund for a taxable period that includes but does not end on the Closing Date shall be allocated between the Pre-Closing Period and the Post-Closing Period in accordance with the principles of Sections 8.2(b) and (c).

8.4 Audits. Buyer shall notify Seller regarding, and within 30 days after, the receipt by Buyer or any of its Affiliates (including each ProjectCo) of notice of any material inquiries, claims, assessments, audits or similar events with respect to Taxes of or with respect to each ProjectCo to the extent relating to any Pre-Closing Period. If such notice relates solely to Taxes for which Seller is responsible under this Agreement, Seller shall control the resolution of any such inquiry, claim, assessment, audit or event. Otherwise, Buyer shall control the resolution of any such inquiry, claim, assessment, audit or event; provided, however, that if the notice relates in part to Taxes for which Seller is responsible, Buyer shall consult with Seller regarding the resolution of such Taxes and shall not agree to any settlement of any such inquiry, claim, assessment, audit or event relating in part to Taxes for which Seller is responsible without the written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed.

8.5 Purchase Price Allocation. Seller and Buyer acknowledge and agree that Buyer’s acquisition of the Membership Interests will be treated as the acquisition by Buyer of all of the assets of each ProjectCo for U.S. federal Tax income purposes. The Base Purchase Price (including any liabilities that are deemed to be assumed by purchaser for U.S. federal income Tax purposes) shall be allocated among the Project assets in accordance with Section 1060 of the Code. Buyer and Seller will use such allocation of the Base Purchase Price as the basis for reporting asset values and other items for purposes of all required Tax Returns (including any Tax Returns required to be filed under Section 1060(b) of the Code and the treasury regulations thereunder). The allocation of the Base Purchase Price may change after the Closing Date as a result of any adjustment to the Base Purchase Price. Any change to the allocation of the Base Purchase Price following the Closing Date shall be as agreed to in good faith by the Parties, set forth in writing and executed by the Parties. The Parties will each report the federal, state and local and other Tax consequences of the purchase and sale contemplated hereby (including the filing of Internal Revenue Service Form 8594) in a manner consistent with the foregoing allocation.

8.6 Transfer Taxes. Buyer will be liable for any Transfer Taxes imposed on the transfer of the Membership Interests to Buyer.

ARTICLE IX
INDEMNIFICATION

9.1 Seller’s Indemnification of Buyer. Subject to the other provisions and limitations of this Agreement, following the Closing, Seller shall indemnify, defend and hold harmless the Buyer Indemnified Parties from and against all Losses actually incurred by any Buyer Indemnified Party attributable to or which arise from:

(a) the breach of any Seller Fundamental Representations; provided, that Seller shall not have any liability for claims made under this clause (a) after 90 days after the expiration of the statute of limitations applicable to matters covered by the Seller Fundamental Representations;

(b) the breach of any Seller Non-Fundamental Representations (other than Section 3.12 or Section 3.25), subject to the following limitations:

(i) Seller shall not have any liability for claims made under this clause (b) after 18 months after the Closing Date;

(ii) in no event shall Seller be required to provide indemnification to any Buyer Indemnified Party for any single claim or aggregated claims arising from the breach of any Seller Non-Fundamental Representations unless the amount of such claim or aggregated claims exceeds $50,000 (the “De Minimis”);

(iii) the provisions for indemnity under this clause (b) shall be effective only when the aggregate amount of all Losses, excluding Losses that do not exceed the De Minimis, incurred by the Buyer Indemnified Parties in respect of all claims against Seller for indemnification under such provisions exceeds an amount equal to $1,600,000 (the “Deductible”), in which case the Buyer Indemnified Parties shall be entitled to indemnification for only the amount of Losses in excess of the Deductible; and

(iv) in no event shall the aggregate amount of all Losses for which Seller is obligated to indemnify the Buyer Indemnified Parties pursuant to (x) this clause (b) and (y) Section 9.1(c) for breaches of Section 3.12 exceed, in the aggregate, an amount equal to 15% of the Base Purchase Price (the “Cap”);

(c) the breach of Section 3.12 or Section 3.25, subject to the following limitations:

(i) Seller shall not have any liability for claims made under this clause (c) after, with respect to (x) any breach of Section 3.12, 3 years after the Closing Date and (y) any breach of Section 3.25, the date that is 180 days after the expiration of the applicable statute of limitations;

(ii) the provisions for indemnity under this clause (c) shall be effective only when the aggregate amount of all Losses, excluding Losses that do not exceed the De Minimis, incurred by the Buyer Indemnified Parties in respect of all claims against Seller for indemnification under such provisions exceeds an amount equal to the Deductible, in which case the Buyer Indemnified Parties shall be entitled to indemnification for only the amount of Losses in excess of the Deductible; and

(iii) in no event shall the aggregate amount of all Losses for which Seller is obligated to indemnify the Buyer Indemnified Parties pursuant to this clause (c) and Section 9.1(b) exceed an amount equal to 100% of the Base Purchase Price (provided, that claims for breach of Section 3.12 shall be subject to the Cap set forth in Section 9.1(b)(iv)); or

(d) the breach or violation of any covenant or agreement made or given in this Agreement by Seller or any of its Affiliates; provided, that (i) with respect to covenants and agreements that by their nature are to be performed by or prior to the Closing, Seller shall not have any liability for claims made under this clause (d) after 18-months after the Closing Date and (ii) with respect to covenants and agreements that by their nature are to be performed following the Closing, Seller shall not have any liability for claims made under this clause (d) after the expiration of such covenants or agreements in accordance with their terms plus sixty (60) days.

9.2 Buyer’s Indemnification of Seller. Subject to the other provisions and limitations of this Article IX, following the Closing, Buyer shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against all Losses actually incurred by any Seller Indemnified Party attributable to or which arise from:

(a) the breach of any Buyer Fundamental Representations; provided, that Buyer shall not have any liability for claims made under this clause (a) after 90 days after the expiration of the statute of limitations applicable to third party claims relating to the matters covered by the Buyer Fundamental Representations;

(b) the breach of any Buyer Non-Fundamental Representations, subject to the following limitations:

(i) Buyer shall not have any liability for claims made under this clause (b) after 18 months after the Closing Date;

(ii) in no event shall Buyer be required to provide indemnification to any Seller Indemnified Party for any single claim or aggregated claims arising from the breach of any Buyer Non-Fundamental Representations unless the amount of such claim or aggregated claims exceeds the De Minimis;

(iii) the provisions for indemnity under this clause (b) shall be effective only when the aggregate amount of all Losses, excluding Losses that do not exceed the De Minimis, incurred by the Seller Indemnified Parties in respect of all claims against Buyer for indemnification under such provisions exceeds an amount equal to the Deductible, in which case the Seller Indemnified Parties shall be entitled to indemnification for only the amount of Losses in excess of the Deductible; and

(iv) in no event shall the aggregate amount of all Losses for which Buyer is obligated to indemnify the Seller Indemnified Parties pursuant to this clause (b) exceed the Cap; and

(c) the breach or violation of any covenant or agreement made or given in this Agreement by Buyer or any of its Affiliates, including, following Closing, the ProjectCos; provided, that (i) with respect to covenants and agreements that by their nature are to be performed by or prior to the Closing, Buyer shall not have any liability for claims made under this clause (c) after 18-months after the Closing Date and (ii) with respect to covenants and agreements that by their nature are to be performed following the Closing, Buyer shall not have any liability for claims made under this clause (c) after the expiration of such covenants or agreements in accordance with their terms plus sixty (60) days; or

(d) any claim made by a Person (other than one of the Buyer Indemnified Parties) against any Seller Indemnified Party seeking to hold such Seller Indemnified Party liable for any Liability of any ProjectCo (other than with respect to Tax matters which shall be handled as provided in Article VIII) regarding a claim that relates to the period after the Effective Time.

9.3 Exclusive Remedy. Notwithstanding anything in this Agreement to the contrary and subject to the following sentence, the indemnification obligations of the Parties contained in this Article IX (and subject to the other limitations in this Agreement) shall be the sole and exclusive remedy of the Parties, their Affiliates, successors and assigns with respect to any and all claims for Losses sustained or incurred arising out of or relating to any breach of any representation or warranty in Article III or Article IV, or any covenant or agreement contained in this Agreement, including any claims with respect to environmental, health and safety matters, or any aspect of the Transaction; and each Party hereby expressly waives and disclaims, and agrees that it shall not assert, any right, remedy (including the remedy of rescission) or claim in respect of any such breach or Losses based on any cause or form of action whatsoever (whether contractual, statutory, in tort or otherwise), except as and to the extent permitted in this Article IX; provided, however, that (i) the Parties may seek to enforce the provisions of this Agreement by injunction, specific performance or other equitable relief (and the Parties intend that each Party has the right to specific performance of the other Party’s obligations to tender performance of its obligations at Closing) as provided in Article VII, and (ii) either Party may seek any and all judicial relief with respect to any default by the other Party of any of its obligations to pay any amounts due and owing to such Party under this Agreement. Nothing in this Section 9.3 is intended to constitute a waiver or limitation of any rights that any Party (or their respective Affiliates) may have to assert claims against third parties. Any claim made, asserted or brought by any Party or other Person pursuant to Section 9.1 or 9.2 before the expiration of the applicable survival period set forth in such Section 9.1 or 9.2 shall survive until the final resolution of such claim.

9.4 Insurance Recoveries. Losses for which any Indemnified Party will be reimbursed hereunder will be decreased by insurance proceeds or payments from any other responsible parties actually received by such Indemnified Party (after taking into account any increases in premium and deducting costs and expenses incurred in connection with recovery of such proceeds). Notwithstanding anything set forth in this Article IX to the contrary, with respect to any indemnifiable Losses of the Buyer Indemnified Parties under Section 9.1, (a) the Seller shall use commercially reasonable efforts to recover insurance proceeds with respect to such Losses from the insurance policies of the Seller and its Affiliates in effect for the period prior to the Closing, and (b) the aggregate amount of such proceeds actually received by the Seller or its Affiliates from third parties with respect to such Losses (less any costs of collection and increases in premium) shall be paid to the Buyer Indemnified Parties promptly upon receipt.

9.5 Tax Treatment. Any indemnity payment made pursuant to this Agreement will be treated as an adjustment to the Final Purchase Price solely for Tax purposes, unless otherwise required by applicable Law.

9.6 Reliance. Seller and Buyer each acknowledge that (i) only representations, warranties, covenants or agreements expressly made in this Agreement will be deemed to be representations, warranties, covenants or agreements for purposes of this Agreement, and (ii) neither Party has relied or will rely on any representation, warranty, covenant or agreement not expressly made in this Agreement in consummating the Transaction.

9.7 Limitation on Indemnification.

(a) Notwithstanding anything in this Agreement to the contrary, in no event shall any Indemnified Party be entitled to indemnification pursuant to this Article IX to the extent any Losses were attributable to such Indemnified Party’s own bad faith, fraud, gross negligence or willful misconduct.

(b) The Parties are in agreement that where the same set of facts qualifies under more than one provision entitling Buyer or Seller to a claim or remedy under this Agreement, Buyer or Seller, as applicable, shall only be entitled to be indemnified once in respect of such set of facts and shall not be entitled to double recovery hereunder.

(c) Notwithstanding anything in this Agreement to the contrary, no liability, obligation, contract or other matter shall constitute a breach of any representation or warranty of Seller or entitle the Buyer to indemnification hereunder:

(i) to the extent that the liability, obligation, contract or other matter was included or taken into account in the calculation of the Final Purchase Price; and

(ii) if the liability is for Taxes payable with respect to any Tax period or portion thereof beginning after the Closing Date.

9.8 Limitation on Losses. SUBJECT TO THE NEXT SENTENCE, IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY CONSEQUENTIAL, PUNITIVE, EXEMPLARY, SPECULATIVE OR INDIRECT LOSSES OR DAMAGES OR LOST PROFITS, LOST REVENUES, LOST BUSINESS OPPORTUNITIES OR LOST TAX BENEFITS (IN TORT, CONTRACT OR OTHERWISE) UNDER OR IN RESPECT TO THIS AGREEMENT. THE FOREGOING EXCLUSION SHALL NOT PRECLUDE RECOVERY (I) TO THE EXTENT THAT INDEMNIFICATION OBLIGATIONS IN RESPECT OF THIRD-PARTY CLAIMS COULD BE DEEMED TO BE LIMITED BY THE FOREGOING OR (II) IN RESPECT OF CLAIMS FOR LOST PROFITS OR LOST PTC CREDITS THAT ARE IN EACH CASE THE REASONABLY FORESEEABLE RESULT OF A BREACH OR INACCURACY OF A REPRESENTATION, WARRANTY, COVENANT, AGREEMENT OR OBLIGATION HEREUNDER.

9.9 Mitigation. The Indemnified Party will take all Commercially Reasonable Efforts to mitigate all Losses, including availing itself of any defenses, limitations, rights of contribution, claims against third Persons and other rights at law or equity, and will provide such evidence and documentation of the nature and extent of the Losses as may be reasonably requested by the Indemnifying Party. The Indemnified Party’s reasonable steps include the reasonable expenditure of money to mitigate or otherwise reduce or eliminate any Losses for which indemnification would otherwise be due under this Article IX.

9.10 Procedure for Indemnification.

(a) Third Party Claims.

(i) Notice. Whenever any claim by a third party shall arise for indemnification under this Article IX, the Indemnified Party shall promptly notify the Indemnifying Party of the claim and, when known, the facts constituting the basis for such claim and, if known, the notice shall specify the amount or an estimate of the amount of the liability arising therefrom. The Indemnified Party shall provide to the Indemnifying Party copies of all material notices and documents (including court papers) received or transmitted by the Indemnified Party relating to such claim. The failure or delay of the Indemnified Party to deliver prompt written notice of a claim shall not affect the indemnity obligations of the Indemnifying Party hereunder, except to the extent the Indemnifying Party was actually disadvantaged by such failure or delay in delivery of notice of such claim.

(ii) Settlement of Losses. If the Indemnified Party has assumed the defense of any claim by a third party which may give rise to indemnity hereunder, the Indemnified Party shall not settle, consent to the entry of a judgment of or compromise such claim without the prior written consent (which consent shall not be unreasonably withheld or delayed) of the Indemnifying Party.

(b) Rights of Indemnifying Party in the Defense of Third Party Claims.

(i) Right to Assume the Defense. In connection with any claim by a third party which may give rise to indemnity hereunder, the Indemnifying Party shall have thirty (30) days after the date the Indemnifying Party is notified of such claim by the Indemnified Party to assume the defense of any such claim, which defense shall be prosecuted by the Indemnifying Party to a final conclusion or settlement in accordance with the terms hereof.

(ii) Procedure. If the Indemnifying Party assumes the defense of any such claim, the Indemnifying Party shall (i) select counsel reasonably acceptable to the Indemnified Party to conduct the defense of such claim and (ii) take all steps necessary in the defense or settlement thereof, at its sole cost and expense. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such claim, with its own counsel and at its sole cost and expense; provided, that, if the claim includes allegations for which the Indemnifying Party both would and would not be obligated to indemnify the Indemnified Party, the Indemnifying Party and the Indemnified Party shall in that case jointly assume the defense thereof. The Indemnified Party and the Indemnifying Party shall fully cooperate with each other and their respective counsel in the defense or settlement of such claim. The Party in charge of the defense shall keep the other Party appraised at all times as to the status of the defense or any settlement negotiations with respect thereto.

(iii) Settlement of Losses. The Indemnifying Party shall not consent to a settlement of or the entry of any judgment arising from, any such claim or legal proceeding, without the prior written consent of the Indemnified Party unless (A) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and (B) the Indemnified Party will have no Liability with respect to any compromise or settlement of such claim or legal proceeding.

(iv) Decline to Assume the Defense. The Indemnified Party may defend against any such claim, at the sole cost and expense of the Indemnifying Party, in such manner as it may deem reasonably appropriate, including settling such claim in accordance with the terms hereof if (i) the Indemnifying Party does not assume the defense of any such claim resulting therefrom within thirty (30) days after the date the Indemnifying Party is notified of such claim by the Indemnified Party or (ii) the Indemnified Party reasonably concludes that the Indemnifying Party is (A) not diligently defending the Indemnified Party, (B) not contesting such claim in good faith through appropriate proceedings or (C) has not taken such action (including the posting of a bond, deposit or other security) as may be necessary to prevent any action to foreclose a Lien against or attachment of any asset or property of the Indemnified Party for payment of such claim.

(c) Direct Claims. In the event that any Indemnified Party has a claim against any Indemnifying Party which may give rise to indemnity hereunder that does not involve a claim brought by a third party, the Indemnified Party shall promptly notify the Indemnifying Party of the claim and the facts constituting the basis for such claim and, if known, the amount or an estimate of the amount of the liability arising therefrom. If the Indemnifying Party does not notify the Indemnified Party within 30 days from receipt of such claim notice that the Indemnifying Party disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Party hereunder; however if the Indemnifying Party does notify the Indemnified Party that it disputes such claim within the require 30 day period, the Parties shall attempt in good faith to agree upon the rights of the respective Parties with respect to such claim. If the Parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both Parties. If such Parties shall not agree, the Indemnified Party shall be entitled to take any action in law or in equity as such Indemnified Party shall deem necessary to enforce the provisions of this Article IX against the Indemnifying Party.

ARTICLE X
MISCELLANEOUS

10.1 Exhibits and Schedules. The Exhibits and Disclosure Schedules referred to in this Agreement are hereby incorporated in this Agreement by reference and constitute a part of this Agreement.

10.2 Expenses. Except as otherwise specifically provided, all fees, costs and expenses incurred by Seller or Buyer in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Party incurring same, including legal, investment banking, brokerage and accounting fees, costs and expenses.

10.3 Notices. All notices and communications required or permitted under this Agreement shall be in writing and addressed as follows:

If to Seller:

NJR Clean Energy Ventures II Corporation
1415 Wyckoff Road
Wall, New Jersey 07719
Fax: (732) 938-1226
Email: WScharfenberg@NJResources.com
Attention: Assistant General Counsel

With a copy to (which shall not constitute notice if received):

Bryan Cave Leighton Paisner LLP
1700 Lincoln Street, Suite 4100
Denver, CO 80203
Fax: (303) 335-3749
Email: Steve.Richardson@bclplaw.com
Attention: Steven Richardson

If to Buyer:

SRIV Partnership, LLC
c/o Skyline Renewables, LLC
425 NW 10th Ave., Suite 304
Portland, Oregon 97209-3128
Phone No.: (502) 206-7565
Email: mmugica@skylineren.com
Attention: Martin Mugica, Chief Executive Officer and President

With a copy to (which shall not constitute notice if received):

Hunton Andrews Kurth LLP
200 Park Avenue, 52nd Floor
New York, NY 10166
Fax: (212) 309-1100
Email: gflang@hunton.com
Attention: Gregory Lang

Any communication or delivery hereunder shall be deemed to have been duly made and the receiving Party charged with notice (i) if personally delivered, when received, (ii) if faxed or transmitted by way of email, when received, (iii) if mailed, certified mail, return receipt requested, on the date set forth on the return receipt or (iv) if sent by overnight courier, when received; provided, that a copy of any notice delivered pursuant to subsections (i) through (iv) above shall also be sent by electronic mail, but such electronic mail shall not itself constitute notice for purposes of this Agreement. Any Party may, by written notice so delivered to the other Party, change the address or individual to which notice shall thereafter be made.

10.4 Entire Agreement. This Agreement, the documents to be executed and/or delivered hereunder and the exhibits attached hereto constitute the entire Agreement between Seller and Buyer pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of Seller and Buyer pertaining to the subject matter hereof, including the Confidentiality Agreement.

10.5 Amendments and Waivers. This Agreement may not be amended except as provided in a written instrument executed by both Parties. Except for waivers specifically provided for in this Agreement, no right of either Party under this Agreement may be waived except by an instrument in writing signed by the Party to be charged with such waiver and delivered by such Party to the Party claiming the benefit of such waiver.

10.6 Assignment. Neither Buyer nor Seller may assign all or any portion of its respective rights hereunder (including any of its rights under Article IX) or delegate all or any portion of its respective duties hereunder without the prior written consent of the other Party.

10.7 Confidentiality of this Agreement. Seller and Buyer agree that the provisions of this Agreement shall be kept confidential except as disclosure (i) may be required by applicable Law or stock exchanges, or (ii) is contemplated by the terms of this Agreement. Buyer shall inform Seller in advance of all such disclosures by Buyer. Seller shall inform Buyer in advance of all such disclosures by Seller.

10.8 Press Releases. Without the prior written consent of the other Party, neither Party shall make, or permit any agent or Affiliate of such Party to make, any public announcement or statement with respect to the transactions contemplated by this Agreement and no permitted public announcement or statement shall identify the other Party by name; provided, however, if a Party is required to make such public announcement or statement, or identify the other Party by name in such announcement or statement, by law or under the rules and regulations of the New York Stock Exchange (or other public stock exchange of similar reputation and standing) on which the shares of such Party or any of its Affiliates are listed, then the same may be made without the approval of the other Party. The opinion of counsel of the Party making such announcement or statement shall be conclusive evidence of such requirement by law or rules or regulations.

10.9 Counterparts. This Agreement may be executed by Seller and Buyer in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument. Execution can be evidenced by fax or .PDF signatures.

10.10 Specific Performance. The Parties agree that irreparable damage would occur in the event any of the provisions of this Agreement to be performed at or prior to the Closing were not performed in accordance with the terms hereof and that, prior to the Closing, the Parties shall be entitled to specific performance of such provisions, in addition to any other remedy at law or in equity.

10.11 Executive Dispute Resolution. Upon a Party’s written notification to the other Party of a dispute arising under this Agreement, which notification shall include a written explanation of the dispute and the material particulars of the notifying Party’s position as to the dispute, each Party shall nominate one executive representative with the authority to bind such Party. The nominated representatives shall meet not later than ten Business Days thereafter to attempt in good faith to resolve the dispute and to produce written terms of settlement for the dispute. Such a settlement agreement executed by each executive representative shall serve as conclusive evidence of the resolution of such dispute. If the executive representatives do not produce and execute such a settlement agreement within 45 days after the date of the first meeting or within a longer period agreed to by each executive representative, then, either Party may upon written notice to the other Party, pursue all its rights and remedies provided at law or equity or otherwise in this Agreement.

10.12 Governing Law; Consent to Jurisdiction and Venue; Waiver of Jury Trial. This Agreement and the transactions contemplated hereby, and the enforcement of the expert determination provisions of this Agreement, shall be construed in accordance with, and governed by, the laws of the State of New York without regard to its conflict of laws rules. The Parties irrevocably submits to the exclusive jurisdiction of (a) the state courts located in the State of New York and (b) the United States District Court for the Southern District of New York, with respect to any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (including any claim to enforce the expert determination provisions of this Agreement) or any document or instrument delivered at Closing. Each of the Parties agrees to commence any action, suit or proceeding relating hereto in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the state courts located in the State of New York. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the state courts located in the State of New York or (ii) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum or to raise any similar defense or objection. EACH OF THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES ENTERING INTO THIS AGREEMENT.

10.13 Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto, and their respective successors and permitted assigns.

10.14 No Third-Party Beneficiaries. Except as provided in Article X, nothing herein shall grant to or create in any person not a party hereto, or any such person’s Affiliates, any right to any benefits hereunder, and no such party shall be entitled to sue either Party to this Agreement with respect thereto. The representations and warranties contained in this Agreement are made for purposes of this Agreement only and shall not be construed to confer any additional rights on the Parties under applicable state or federal or foreign securities Laws, and no third party is entitled to rely thereon.

10.15 Severability. It is the intent of the Parties that the provisions contained in this Agreement shall be severable. Should any provision, in whole or in part, be held invalid as a matter of law, such holding shall not affect the other provisions of this Agreement, and such provisions that are not invalid shall be given effect without the invalid provision.

10.16 Disclosure Generally. If and to the extent any information required to be furnished in any Disclosure Schedule is contained in any other Disclosure Schedule, such information shall be deemed to be included in such other Disclosure Schedules in which the information would otherwise be required to be included and shall constitute a disclosure with respect to such other Disclosure Schedule, solely to the extent to which the relevance of such disclosure is reasonably apparent on its face. By listing matters on the Disclosure Schedules, Seller or any of its Affiliates shall not be deemed to have admitted any liability or expanded in any way the scope or effect of the representations and warranties of Seller contained in this Agreement.

[signature pages follow]

Each of the undersigned has caused this Agreement to be duly executed on its behalf, as of the Execution Date.

SELLER:

NJR CLEAN ENERGY VENTURES II CORPORATION

By:	/s/ Stephen D. Westhoven
Name:	Stephen D. Westhoven
Title:	President and Chief Operating Officer

BUYER:

SRIV PARTNERSHIP, LLC

By:	/s/ Martin Mugica
Name:	Martin Mugica
Title:	Chief Executive Officer and President

[Signature Page to Membership Interest Purchase Agreement]